Management’s Discussion and Analysis

for the fourth quarter and year ended March 31, 2011

1.     HIGHLIGHTS

FINANCIAL

FOURTH QUARTER OF FISCAL 2011

Higher revenue over last quarter and higher revenue over the fourth quarter of fiscal 2010

-     Consolidated revenue was $464.4 million this quarter, $53.1 million or 13% higher than last quarter and $68.5 million or 17% higher than the fourth quarter of fiscal 2010.

Higher net earnings compared to last quarter and compared to the fourth quarter of fiscal 2010 excluding the restructuring charge

-     Net earnings were $49.7 million (or $0.19 per share) this quarter, compared to $40.7 million (or $0.16 per share) last quarter, representing an increase of $9.0 million or 22%, and compared to $40.5 million (or $0.16 per share) in the fourth quarter of last year, representing an increase of $9.2 million or 23%;

-     Excluding the reversal of the restructuring provision of $1.0 million booked this quarter, net earnings were $48.9 million (or $0.19 per share). Excluding the restructuring charge of $1.9 million booked in the fourth quarter of fiscal 2010, net earnings were $42.3 million (or $0.16 per share).

Positive free cash flow [1] at $161.2 million this quarter

-     Net cash provided by continuing operations was $190.5 million this quarter, compared to $32.2 million last quarter and $148.7 million in the fourth quarter of last year;

-     Maintenance capital expenditures1 and other asset expenditures were $19.3 million this quarter, $17.2 last quarter, and $26.2 million in the fourth quarter of last year;

-     Cash dividends were $10.1 million this quarter and last quarter and $7.6 million in the fourth quarter of last year.

FISCAL 2011

Higher revenue over fiscal 2010

-     Consolidated revenue was $1,629.0 million, $102.7 million or 7% higher than last year.

Higher net earnings

-     Net earnings were $169.8 million (or $0.66 per share) compared to $144.5 million (or $0.56 per share) last year, representing a $25.3 million or 18% increase;

-     Excluding the reversal of the restructuring provision of $1.0 million booked this year, net earnings were $169.0 million (or $0.66 per share). Excluding the restructuring charge of $34.1 million incurred last year, net earnings were $168.6 million (or $0.66 per share) in fiscal 2010.

Positive free cash flow at $147.1 million

-     Net cash provided by continuing operations was $247.0 million this year, compared to $267.0 million last year;

-     Maintenance capital expenditures and other asset expenditures were $63.5 million this year, compared to $66.5 million last year;

-     Cash dividends were $37.9 million this year, compared to $30.3 million last year.

Capital employed1 ending at $1,467.5 million

-     Capital employed increased by $131.9 million or 10% this year;

-     Property, plant and equipment increased by $32.9 million;

-     Non-cash working capital1 increased by $54.0 million in fiscal 2011, ending at $13.6 million;

-     Net debt1 increased by $18.3 million this year, ending at $198.1 million.

ORDERS1

-     The book-to-sales ratio1 for the quarter was 1.03x (combined civil was 1.09x and combined military was 0.98x). The ratio for the last 12 months was 1.14x (combined civil was 1.20x and combined military was 1.09x);

-    Total order intake this year was $1,854.5 million, up $279.6 million over last year;

-    Total backlog1 was $3,440.5 million at March 31, 2011, $397.7 million higher than last year.

[1] Non-GAAP measure (see Section 3.6).

Management’s Discussion and Analysis

Civil segments

-    Training & Services/Civil obtained contracts with an expected value of $584.9 million;

-    Simulation & Products/Civil won $330.8 million of orders, including contracts for 29 full-flight simulators (FFSs).

Military segments

-    Simulation Products/Military won $558.9 million of orders for new training systems and upgrades;

-    Training & Services/Military won contracts valued at $379.9 million.

ACQUISITIONS AND JOINT VENTURES

-     We acquired Datamine Corporate Limited (Datamine) in the first quarter of fiscal 2011. Datamine is a supplier of mining optimization software tools and services;

-     We acquired the remaining non-controlling interest of Academia Aeronautica de Evora S.A. in the first quarter of fiscal 2011;

-     We acquired Century Systems Technologies Inc. (Century) in the fourth quarter of fiscal 2011. Century is a supplier of geological data management and governance systems to the mining industry;

-     We acquired the assets of RTI International’s Technology Assisted Learning (TAL) business unit in the fourth quarter of fiscal 2011. TAL designs, manufactures and delivers maintenance trainers as well as virtual desktop trainers for U.S. Army tanks and armoured fighting vehicles;

-     We acquired the assets of CHC Helicopter’s Helicopter Flight Training Operations (CHC Helicopter’s HFTO) in the fourth quarter of fiscal 2011 in order to provide training to helicopter pilots and maintenance engineers as well as provide general training, pilot provisioning and search and rescue training support;

-     We entered into two joint ventures during fiscal 2011: China Southern West Australia Flying College (CSWAFC) in the first quarter (47% participation) and CAE-Lider Training do Brasil Ltda in the fourth quarter (50% participation).

OTHER

-     Effective April 1, 2011, we amended our US$450.0 million revolving credit facility to extend the maturity date by two years from April 2013 to April 2015.

2 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

2.     INTRODUCTION

In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

-    This year and 2011 mean the fiscal year ending March 31, 2011;

-    Last year, prior year and a year ago mean the fiscal year ended March 31, 2010;

-    Dollar amounts are in Canadian dollars.

This report was prepared as of May 19, 2011, and includes our management’s discussion and analysis (MD&A) for the year and the three-month period ended March 31, 2011 and the consolidated financial statements and notes for the year ended March 31, 2011. We have written it to help you understand our business, performance and financial condition for fiscal 2011. Except as otherwise indicated, all financial information has been reported in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All quarterly information disclosed in the MD&A is based on unaudited figures.

For additional information, please refer to our annual consolidated financial statements for this fiscal year, which you will find in the annual report for the year ended March 31, 2011. The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

-    Our vision;

-    Our strategy and value proposition;

-    Our operations;

-    Foreign exchange;

-    Non-GAAP and other financial measures;

-    Consolidated results;

-    Acquisitions, business combinations and divestitures;

-    Business risk and uncertainty;

-    Changes in accounting policies;

-    Controls and procedures;

-    Oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and annual information form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

-    It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

-    It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect or anticipate may occur in the future including, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future sales, pricing for our major products and capital spending. Forward-looking statements normally contain words like believe, expect, anticipate, intend, continue, estimate, may, will, should and similar expressions. Such statements are not guarantees of future performance. They are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business. Important risks that could cause such differences include, but are not limited to, the length of sales cycle, rapid product evolution, level of defence spending, condition of the civil aviation industry, competition, availability of critical inputs, foreign exchange rate occurrences and doing business in foreign countries. Additionally, differences could arise because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties affecting our business in Business risk and uncertainty in the MD&A.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

CAE Year-End Financial Results 2011 | 3

Management’s Discussion and Analysis

3.     ABOUT CAE

3.1      Who we are

CAE is a world leader in simulation and modeling technologies and training solutions for civil aviation and defence. We are globally diversified with more than 7,500 people at more than 100 sites and training locations in over 20 countries. We have annual revenue exceeding $1.6 billion, nearly 90% of which comes from worldwide exports and international activities. We have the largest installed base of civil and military flight simulators and a broad global aviation training network of 32 civil aviation, military and helicopter training centres where we train more than 80,000 civil and military crewmembers annually. Approximately half our revenue comes from the sale of simulation products, software and simulator updates, and the balance from services including training, maintenance, aviation services and professional services. We are leveraging these competencies and aviation best practices to establish positions in new markets like healthcare and mining where similar operational imperatives exist.

Our main products include full-flight simulators (FFSs), which replicate aircraft performance in a full array of situations and environmental conditions. Sophisticated visual systems simulate hundreds of airports and geo-specific terrain locations around the world, as well as a wide range of landing areas and flying environments. These work with motion and sound to create a realistic training environment for pilots and crews at all levels.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on more than 60 years of experience, strong technical capabilities, a highly trained workforce, and global reach.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

3.2      Our vision

Our vision is for CAE to be synonymous with safety, efficiency and mission readiness. We intend to be the mission partner of choice for customers operating in complex mission-critical environments by providing the most innovative product and service solutions to enhance safety, improve efficiency and provide superior decision-making capabilities.

3.3      Our strategy and value proposition

Our strategy

We are a world-leading provider of modeling and simulation-based training and decision support solutions. We currently serve customers in two primary markets: civil aerospace and defence. We are extending our capabilities into new markets of simulation‑based training and optimization solutions in healthcare and mining.

A key tenet of our strategy in our core civil aerospace and defence markets is to derive an increasing proportion of our business from the existing fleet. This would include providing solutions for customers in support of the global fleet of civilian and military aircraft. Historically, the primary driver of our business was the delivery of new commercial aircraft. Our SP/C segment, which in fiscal 2011 represented 17% of our consolidated revenue, is most dependent on this more deeply cyclical market driver. As a result of our diversification efforts, the balance of our business involves mainly more stable and recurring sources of revenue like training and services as well as military simulation products and services.

In addition to diversifying our interests among customer markets, our strategy has also involved more balance between products, which tend to be more short-term and cyclical, and services, which tend to be more long term and stable. As well, we continue to diversify our interests globally. This is intended to bring our solutions closer to our customers’ home bases, which we think is a distinct competitive advantage. This also allows us to be less dependent on any one market, and since business conditions are rarely identical in all regions of the world, we believe this provides a degree of stability to our performance. We are investing in both the mature and emerging markets to capitalize on current and future growth opportunities. Approximately one third of our revenue comes from the U.S., one third from Europe and one third from the rest of the world including the high growth, emerging markets. We continue to execute our growth strategy by selectively investing to meet the long-term needs of our aerospace and defence customers, investing in adjacencies within our core markets, and by investing in our new core markets.

Value proposition

4 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

The value we provide customers is the ability to enhance the safety of their operations, improve their mission readiness for potentially dangerous situations and lower their costs by helping them become more operationally efficient. We offer a range of products and services solutions to enhance our customers’ planning and decision-making abilities, as well as a complete range of products and services that can be arranged in a customized package to suit our customers’ needs and can be adapted as their needs evolve over the lifecycle of their operations. We also offer a broad global reach, and as a result, we are able to provide solutions in proximity to our customers, which is an important cost-benefit consideration for them.

CAE Year-End Financial Results 2011 | 5

Management’s Discussion and Analysis

Our core competencies and competitive advantages include:

-    World-leading modeling and simulation technology;

-     Comprehensive knowledge of training and learning methodologies for the operation of complex systems using modeling and simulation;

-    Total array of training products and services solutions;

-    Broad-reaching customer intimacy;

-    Extensive global coverage and in-depth country familiarity;

-    High-brand equity;

-    Proven systems engineering and program management processes;

-    Best-in-class customer support;

-    Well established in new and emerging markets.

World-leading modeling and simulation technology

We pride ourselves on our technological leadership. Pilots around the world view our simulation as the closest thing to the true experience of flight. We have consistently led the evolution of flight training and simulation systems technology with a number of industry firsts. We have simulated the entire range of large civil aircraft, a large number of the leading regional and business aircraft and a number of civil helicopters. We are an industry leader in providing simulation and training solutions for fixed-wing transport aircraft, maritime patrol aircraft and helicopter platforms for the military. We also have extensive knowledge, experience and credibility in designing and developing simulators for prototype aircraft of major aircraft manufacturers. We have extended our expertise in modeling and simulation beyond training into other mission‑critical areas where these technologies are used to support superior decision‑making capabilities. As well, we are now applying these capabilities to new markets, such as healthcare and mining.

Comprehensive knowledge of training and learning methodologies for the operation of complex systems using modeling and simulation

We revolutionized the way aviation training is performed when we introduced our CAE SimfinityTM-based training solutions and courseware. These training devices effectively bring the virtual aircraft cockpit into the classroom at the earliest stages of ground school training, making it a more effective and efficient training experience overall. We build upon the CAE SimfinityTM product line to develop the trainers that are used in the Airbus pilot and maintenance technician training programs. We also developed e-Learning solutions to enable pilots and technicians to train anytime and anywhere.

Total array of training products and services solutions

With a large network of training centres, we are a global leader in aviation training providing the complete solution to meet our customers’ training and pilot placement needs. Our civil pilot training programs span over 90 different aircraft models including business aircraft, civil helicopters and commercial airliners and provide curricula for initial, type rating, recurrent and maintenance training. Our civil pilot provisioning solution adds value and moves our customers’ businesses forward by identifying, screening, selecting, training and ultimately placing pilots at their airlines. In addition, we deliver civil ab-initio pilot training through our CAE Global Academy which is the largest network of ab initio flight schools in the world, with 11 schools across the globe. With over 60 years of experience in simulation, we are an industry expert in aviation training and are the industry’s civil training solution one-stop shop.

Broad-reaching customer intimacy

We have been in business for more than 60 years and have relationships with most of the world’s airlines and the governments of approximately 50 different national defence forces, including all branches of the U.S. forces. Our customer advisory boards and technical advisory boards involve airlines and operators worldwide. By listening carefully to customers, we are able to gain a deep understanding of their mission needs and respond with innovative product and service offerings that help improve the safety and efficiency of their operations and their ability to make superior decisions.

Extensive global coverage and in-depth country familiarity

We have operations and offer training and support services in more than 20 countries on five continents and sell our products and services to customers in more than 150 countries. Our broad geographic coverage allows us to respond quickly and cost effectively to customer needs and new business opportunities while having a deep understanding and respect of the regulations and customs of the local market. We operate a fleet of more than 170 full‑flight and full‑mission simulators in 32 civil aviation, military and helicopter training centres to meet the wide range of operational requirements of our customers. Our fleet includes simulators for various types of aircraft from major manufacturers, including commercial jets, business jets and helicopters, both civil and military.

High-brand equity

Our simulators are typically rated among the highest in the industry for reliability and availability. This is a key benefit because simulators normally operate in high-duty cycles of up to 20 hours a day.

We have a broad global footprint, which enables close, long-term relationships with our customers. Our brand not only promises leading technology, but also superior customer support. CAE has a customer sales and support organization that rivals the size of a number of our competitor’s entire organizations.

6 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

We design our products so customers can upgrade them, giving them more flexibility and opportunity as products change or new air‑worthiness regulations are introduced.

As we enter new markets like healthcare and mining, we find that the CAE brand is widely regarded as the benchmark for modeling and simulation-based technology and for training services.

Proven systems engineering and program management processes

We continue to develop solutions and deliver technically complex programs within schedule to help ensure that there are trained and mission-ready aircrew and combat troops around the world. This includes MH-60 simulators for the U.S. Navy; C-130J simulators for the U.S., Indian and Canadian Defence Forces; MRH90 simulators for the Australian Defence Forces, Royal Netherlands Navy and German Armed Forces; A330 Multi-Role Tanker Transport training devices for the Royal Australian Air Force, UAE Air Force and Royal Saudi Air Force; and M-346 jet trainer simulators for the Italian Air Force and an Asian military customer. These and other programs combined with our continued investment in R&D continue to strengthen our technological leadership and strengthen our management expertise to deliver complex programs that feature sensor simulation for maritime operations, synthetic tactical environments for naval and fighter operations as well as our visualization and common database technologies that deliver rich, immersive synthetic environments for the most effective training and mission rehearsal possible.

Best-in-class customer support

We maintain a strong focus on after-sales support, which is often critical in winning additional sales contracts as well as important update and maintenance services business. Our customer support practices, including a web-based customer portal, performance dashboard, and automated report cards, have resulted in enhanced customer support according to customer comments and feedback.

Well established in new and emerging markets

Our approach to global markets is to model ourselves as a multi-domestic rather than a foreign company. This has enabled us to be a first mover into growth markets like China, India, the Middle East, South America and Southeast Asia.

3.4      Our operations

We primarily serve two markets globally:

-     The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, third-party training centres, ab initio student pilots and flight training organizations;

-    The military market includes original equipment manufacturers (OEMs), government agencies and defence forces worldwide.

We have begun to serve the healthcare market, involving hospital and university simulation centres, medical societies and OEMs, and the mining market, serving global mining corporations, exploration companies, mining contractors and the world’s premier mining consultancies.

We manage our operations and report our results in four segments, one for products and one for services, for each market. Each segment is a significant contributor to our overall results.

CIVIL MARKET

Training & Services/Civil (TS/C)

Provides business and commercial aviation training for flight and ground personnel and associated services

Our TS/C business is the largest provider of commercial aviation training services in the world and the second largest provider of business aviation training services. CAE has a broad global network of training centres and we serve all sectors of the civil aviation market including general aviation, regional airlines, commercial airlines, civil helicopter operators and business aviation. We offer a full range of services, including training solutions and curriculum development, training centre operations, pilot training, aircraft technician training, simulator spare parts inventory management, e-Learning and courseware solutions and consulting services. We are a leader in flight sciences, using flight data analysis to enable the effective study and understanding of recorded flight data to improve airline safety, maintenance, flight operations and training. The CAE Global Academy is the world’s largest network of ab initio flight training organizations with a fleet of almost 300 aircraft between the CAE owned and operating flight schools and the independent CAE Global Academy members, with a capacity of training more than 1,800 pilot cadets annually. Along with the CAE Global Academy, we offer airlines a long-term solution to pilot recruitment with our pilot placement service, whereby we seek to match the supply of new commercial airline pilots with the demand for pilots from our global base of airline customers. We have achieved our leading position through acquisitions, joint ventures and organic investments in new facilities. We currently operate 156 FFSs and we provide aviation training and services in approximately 20 countries around the world, including aviation training centres, flight training organizations (FTO) and third-party locations. We make selective investments to add new revenue simulator equivalent units (RSEU) to our network to maintain our position, increase our market share and address new market opportunities.

CAE Year-End Financial Results 2011 | 7

Management’s Discussion and Analysis

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation training devices and visual systems

Our SP/C segment is the world leader in the provision of civil flight simulation equipment. We have designed and manufactured more civil FFSs for major and regional commercial airlines, third-party training centres and OEMs than any other company. We have a wealth of experience in developing simulators for new types of aircraft, including over 25 models; most recently we have developed, or have been awarded contracts to develop simulators for the Airbus A350 XWB, Boeing 747-8 and 787, Mitsubishi Regional Jet (MRJ), ATR42-600 and ATR72-600, Bombardier CSeries, Global Express and Learjet 85, Embraer Phenom 100 and 300, Dassault Falcon 7X, and the Commercial Aircraft Corporation of China, Ltd (COMAC) ARJ21. We also offer a full range of support services including simulator updates, upgrades, maintenance services, sales of spare parts and simulator relocations.

Market trends and outlook

In Commercial aviation, aircraft capacity and passenger traffic growth are primarily driven by global GDP. This measure of economic activity underlies the aerospace industry’s widely-held expectation that long-term average growth for air travel will be approximately 5% annually over the next two decades. The growth rates in the emerging markets such as China, India, South America, the Middle East and Southeast Asia have, with their increasing affluent populations, outpaced the growth of mature markets like Europe and North America. This robust level of activity has contributed to high commercial backlogs of approximately 8,000 aircraft. Commercial aircraft OEMs have increased their production rates and announced new programs such as the Airbus A320NEO and A350, the Boeing B747-8 and B787, the Bombardier CSeries and the Mitsubishi MRJ. Other OEMs have also announced new platforms such as Russia’s UAC SSJ100, which just entered service and the COMAC ARJ121 and C919 aircraft.

In Business aviation, aircraft orders and utilization are also primarily driven by GDP, but more specifically corporate profitability. During the last recession, the industry experienced a sharp reduction in aircraft deliveries and a significant drop in flight hours and cycles that have yet to recover to pre-downturn levels. Although the indicators are positive both in terms of U.S. Corporate profit growth and higher aircraft utilization, aircraft deliveries and U.S. operated aircraft utilization have about 15-20% improvement required to recover the ground lost during the recession. Major business aircraft OEMs, such as Bombardier, Dassault and Gulfstream, have in recent months announced new aircraft programs which are an indication of their market confidence. Demand for business jet training has improved in the large- and mid-size cabin segments; while the small cabin segment has remained stable at current low levels. Higher demand would normally flow from improvements and sustainment in economic factors such as corporate profit and capital expenditure growth.

In the SP/C segment, the level of market activity has improved in the current fiscal year; however the competitive environment remains intense with pricing slightly improved from recession levels. In fiscal 2011, we won orders for 29 FFSs. At this point, we expect about the same number of simulator sales for fiscal 2012.

The following trends support our positive medium-to-long-term view for the civil market:

-    Aircraft backlogs;

-    New and more fuel-efficient aircraft platforms;

-    Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel;

-    Expected long-term growth in air travel;

-    Long-term demand for trained crew members;

-    International requirements for the qualification of flight simulation training devices (FSTDs);

-    New more stringent training requirements.

Aircraft backlogs

The commercial civil aerospace market conditions have improved significantly since the last global economic recession. In calendar 2010, Boeing received 530 net orders (firm orders minus cancellations) for new aircraft, compared to 142 in calendar 2009. Airbus received 574 net orders in calendar 2010 compared to 271 in 2009. While net aircraft orders for Boeing and Airbus were 106 and 1 respectively for the three-month period ending March 31, 2011, they continue to work through strong backlog levels, each of which is over 3,000 aircraft, and this should help generate opportunities for our full portfolio of training products and services. In calendar 2010, Boeing reported a total of 462 commercial airplane deliveries, while Airbus reported 510 deliveries for the same period, essentially flat over the prior year. For the three-month period ending March 31, 2011, commercial airplane deliveries were 104 for Boeing and 119 for Airbus.

In calendar 2010, Airbus announced it was increasing production of the A320-family jets, taking it in phases to 40 per month by the first quarter of 2012. For the A320 family, Airbus has indicated that they may raise production to 42 or even 44 per month beyond 2012, while also announcing plans to introduce the A320 New Engine Option (NEO). Boeing has also laid out plans for an incremental ramp-up of the 737NG production rate, from 31.5 aircraft per month to 35 by early 2012, and then to 38 by the second quarter of 2013. For the 737NG, Boeing is also investigating the possibility of reaching 42 a month, with a subsequent surge to 50 a month in the future. As for the 777, monthly production will increase from 5 to 7 aircraft a month by mid-2011, with a further increase to 8.3 aircraft a month in the first quarter of 2013. The increases will take some time to implement and should ultimately translate into higher demand for training products and services.

8 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

Renewed optimism is seen in the business aviation industry. Business aviation aircraft orders are increasing and are being driven by large cabin segment demand, especially in international and emerging markets. While market uncertainty remains, OEMs have increased production rates and are launching a significant number of new programs. Worldwide shipments in the last quarter of 2010 increased by 7% compared to the previous year according to the General Aviation Manufacturers Association (GAMA). In addition, the number of business jet flights has risen in the last 12 months with the majority of growth seen in overseas travel according to the Federal Aviation Administration (FAA). This year, NetJets, the world’s biggest private jet operator, signed a firm order for 50 Global business jets from Bombardier with options for 70 more. This is in addition to another large order NetJets placed in the fall of 2010 for 50 Phenom 300 aircraft from Embraer with options for 75 more. These large orders are encouraging signs of revival of the business jet industry which is slowly recovering from the economic downturn.

New and more fuel-efficient aircraft platforms

OEMs have announced plans to introduce, or have already introduced, new platforms that will drive worldwide demand for simulators and training services. The Boeing 747-8 and 787, Airbus A350 XWB and Airbus A320 NEO, Embraer 190, Dassault Falcon 7X, Embraer Phenom 100 VLJ and 300 LJ aircraft, MRJ, COMAC ARJ21 and the Bombardier Learjet 85 and CSeries are some recent examples.

New platforms will drive the demand for new kinds of simulators and training programs. One of our strategic priorities is to partner with manufacturers to strengthen relationships and position ourselves for future opportunities. For example, during fiscal 2010, we signed contracts with Bombardier to use our modeling and simulation expertise to support the design, development and validation of the new CSeries aircraft, and we will also develop the first CSeries FFS. In the first quarter of fiscal 2011 we signed an agreement with ATR as a framework for providing a range of products and support services to operators of ATR aircraft, which includes the development of the first simulator for the new ATR42/72-600 aircraft. In the second quarter of fiscal 2011 we announced a 10-year exclusive training provider program with Mitsubishi Aircraft Corporation to develop and deliver a comprehensive training solution for the new MRJ. In support of the agreement, we are expanding our training network and developing two CAE 7000 Series MRJ FFSs as well as CAE SimfinityTM integrated procedures trainers. In the second quarter of fiscal 2011, we also announced a contract with Airbus to design and manufacture two CAE 7000 Series FFSs for the A350 XWB, representing the world’s first FFSs for the new long-range aircraft. We will also develop six CAE SimfinityTM A350 XWB Airbus Procedures Trainers (APTs). Deliveries of new model aircraft are susceptible to program launch delays, which in turn will affect the timing of our orders and deliveries.

Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel

Emerging markets such as Southeast Asia, the Indian sub-continent, the Middle East, South America and China are expected to continue experiencing higher air traffic and economic growth over the long term than mature markets, as well as an increasing liberalization of air policy and bilateral air agreements. We expect these markets to drive the long-term demand for the broad array of products and services solutions that CAE brings to bear.

Expected long-term growth in air travel

In calendar 2010, passenger traffic increased 8.2% compared to calendar 2009 while freight-tonne-kilometres increased over 20.6%. For the first three months of calendar 2011, passenger traffic increased by 5.9% compared to the fist three month of calendar 2010, while freight-tonne-kilometres increased by 4.6% over the same period. Over the past 20 years, air travel grew at an average of 4.8% and we expect that over the next 20 years both passenger and cargo travel will meet or slightly exceed this growth. Possible impediments to the steady growth progression in air travel include major disruptions like regional political instability, acts of terrorism, pandemics, natural disasters, a sharp and sustained increase in fuel costs, major prolonged economic recessions or other major world events.

Long-term demand for trained crew members

Worldwide demand is expected to increase over the long term

Growth in the civil aviation market has driven the demand for pilots, maintenance technicians and flight attendants worldwide, which has created a shortage of qualified crew members in several markets. Supply constraints include aging crew demographics, fewer military pilots transferring to civil airlines, and low enrolment in technical schools. In high-growth markets like India, China, South America and Southeast Asia, long-term air traffic growth is expected to outpace the growth expected in developed countries, and the infrastructure available to meet the projected demand for crew members is lacking.

This shortage creates opportunities for pilot placement, our turnkey service that includes identifying, screening, selecting and training and placement services. The shortage also creates an opportunity for CAE Global Academy, which now totals 11 flight training organizations around the world, making it the largest network of ab initio flight schools. Along with our partners, through CAE Global Academy, we have the capacity to train more than 1,800 pilot cadets annually as they aspire to a career as a professional fixed-wing aircraft or helicopter pilot. Additionally, a global shortage of maintenance technicians has created an opportunity for us to accelerate our technical training solutions. This trend is also affecting cabin crew, for whom we are also delivering training solutions.

New pilot certification process requires simulation-based training

Simulation-based pilot certification training is beginning to take on an even greater role with the Multi-crew Pilot License (MPL) certification process developed by the International Civil Aviation Organization (ICAO), which is gradually being adopted by individual national aviation authorities around the world. The MPL process places more emphasis on simulation-based training to develop ab initio students into qualified First Officers for modern aircraft such as airliners. In the fourth quarter of fiscal 2010, we launched an MPL beta program with AirAsia satisfying new performance-based requirements developed by Transport Canada. To date, the beta program has met or exceeded all expectations and the initial group of cadets has completed the core and basic phases of the program. If the MPL process continues to be adopted and gains momentum in markets like China, India, Southeast Asia and the Middle East, where there is the greatest need for a large supply of qualified pilots trained in an efficient and effective manner, it would result in increased use of simulation-based training.

CAE Year-End Financial Results 2011 | 9

Management’s Discussion and Analysis

International requirements for the qualification of flight simulation training devices (FSTD)

During the summer of 2009, the ICAO published a strategic analysis intended to define flight simulation requirements for the qualification of FSTDs in the 190 ICAO member states. The ICAO document states that the top‑fidelity ICAO Standard FSTD (Type VII) is required to support each of the required training tasks contained in a number of crucial training to proficiency contexts including recurrent and initial training, MPL and the Airline Transport Pilot License (ATPL). It also confirms and recognizes the long-term necessity of high-fidelity FSTDs for such highly critical training contexts. The qualification requirements of the ICAO Type VII simulator require a higher fidelity of simulation (including visuals, motion, sound and air traffic control simulation) than today’s level D simulator requirements and we believe the increased demand for more realistic and more immersive training aligns well with our strengths and expertise in aviation training. A similar ICAO initiative is in process to identify requirements for civil helicopter FSTDs.

New more stringent training requirements

On August 1, 2010, the U.S. approved the Airline Safety and Federal Aviation Administration Act of 2010. This Act requires the FAA to develop and issue new and updated regulations with effective dates between August 2012 and August 2013 for significant issues such as:

-    Limitations on the hours of flight time and duty time to address pilot fatigue. This will effectively increase the pilot work force;

-    New regulations on specialized pilot training such as airplane stalls, airplane upsets, icing, wind shear and other adverse weather phenomenon;

-    Pilot training programs with respect to their duration, frequency and content;

-    The requirement for First Officers (co-pilots) to hold an Airline Transport Pilot (ATP) license involving a minimum experience of 1,500 flight hours, a change from the existing requirement that they hold a Commercial Pilot License (CPL) requiring at least 250 flight hours. The FAA may consider an equivalency system that would include certain academic experiences and the use of simulators to meet a portion of the 1500-hour requirement.

The FAA has chartered Aviation Rulemaking Committees (ARCs) to assist the FAA in formulating the new regulations. CAE is participating in these ARCs to help the FAA and the US aviation industry meet the new demands presented by the new Act.

MILITARY MARKET

We generate revenue in six interrelated areas of the defence market value chain. We provide simulation products such as full-mission simulators (FMS); we perform updates and upgrades to simulators; we provide maintenance and support services; we offer turnkey training services; we have a range of capabilities to provide simulation-based professional services and facilities for analysis, training and operational decision-making; and we have a software business called Presagis, which develops and sells commercial‑off‑the‑shelf modeling and simulation software solutions to OEMs, government agencies and defence forces.

Our strategy in the defence market has been to globalize and diversify our military business. There are pressures on many traditional defence budgets around the world, while some regions such as India and the Middle East are planning growth in defence expenditures. In becoming globally diversified, our interests span a broad range of national markets and related defence budgets, which we believe provides us with a more resilient and predictable stream of military business. We are a leading supplier of modeling, simulation and training solutions and have a significant local presence in key defence markets. Through the successful execution of our strategy, we have seen tangible and positive results from our efforts. While there may be some delays and cuts to programs that could have some impact, we are encouraged by the global trend of militaries increasing their use of simulation, which gives us long‑term confidence that simulation-based solutions will be well-placed to address some of the budget challenges facing the defence establishment.

We approach the world’s defence markets by leveraging our global footprint and our in-country expertise. We have a local presence and centres of excellence in key markets including the U.S., U.K., Canada, Germany, Australia, India and Singapore. We have developed global operating processes which allow us to place a high level of decision-making autonomy within the regions while leveraging the full breadth of our products, services and capabilities. This results in greater efficiency and stronger customer relationships.

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fast jets, helicopters, maritime patrol and tanker/transport aircraft. We also offer simulation-based solutions for land and naval forces. We have designed the broadest range of military helicopter simulators in the world, and we have also developed more training systems for the C-130 Hercules transport aircraft than any other company. We have delivered simulation products and training systems to more than 50 defence operators in approximately 35 countries, including all of the U.S. services.

10 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

Training & Services/Military (TS/M)

Supplies turnkey training services, support services, systems maintenance and modeling and simulation solutions

Our TS/M segment provides turnkey training services and training systems integration expertise to global defence forces, such as the Medium Support Helicopter Aircrew Training Facility (MSHATF) at Royal Air Force (RAF) Benson in the U.K., the Operational Training Systems Provider (OTSP) program for the Canadian Forces and the KC-135 Aircrew Training System for the United States Air Force (USAF). We also provide a range of training support services such as contractor logistics support, maintenance services and simulator training at over 60 sites around the world. TS/M additionally provides a variety of modeling and simulation-based professional and defence services.

Market trends and outlook

We are witnessing varying degrees of global defence spending rationalization including measures detailed in the U.K. and Germany. In the U.S., Defense Secretary Gates outlined the latest Defence budget, which includes $100 billion in cost savings. We have not witnessed any major program cancellations that would substantially change our outlook; however, we have experienced delays in obtaining contracts for U.S. defence programs as a result of the government’s delayed funding of the defence budget under the extended Continuing Resolution. These developments will present new challenges to the defence industry as a whole. Nevertheless, CAE should see the benefit of increased adoption over the long term of simulation-based training in all of our markets as an important need to reduce costs.

Long term forecasting is more difficult given the evolving market conditions, but our current estimate is that approximately 9,000 new military manned aircraft will be deployed into global military fleets over the next five years and this should generate demand for approximately 275 FMSs. We do not today address all platforms and all markets, but we have the capability to serve a portion of this expected demand.

We believe CAE is uniquely positioned in the current environment to be part of the solution to reducing the cost of military readiness. In addition to supporting the global installed base and new aircraft introductions, demand for our products and services should continue to be driven by the:

-    Explicit desire of governments and defence forces to increase the use of modeling and simulation;

-    Growing demand for our specialized modeling and simulation-based products and services;

-    High cost of operating live assets for training which leads to more use of simulation;

-    Current nature of warfare which requires joint forces training and mission rehearsal.

We have a good track record for delivering programs on time and on budget and we are well positioned to provide defence forces with solutions on a range of military platforms involving transport aircraft, aerial refueling tankers, helicopters, lead-in fighter trainers, and maritime patrol aircraft. These aircraft segments specifically include the C-130J Hercules transport aircraft, P-8A Poseidon and P‑3C Orion maritime patrol aircraft, A330 Multi-Role Tanker Transport, NH90 helicopter, M-346 and Hawk lead-in fighter trainers, S‑70 and H-60 helicopter variants, CH-47 Chinook heavy-lift helicopter, Unmanned Aerial Systems (UAS) and other aircraft that form part of the backbone of defence forces globally. Our positive outlook is supported by the expectation that these aircraft types will continue to be in demand globally. These platforms involve newer aircraft types with long program lives ahead of them and we believe this will drive opportunities for us over the next decade. As well, we continue to pursue new growth in a range of defence markets such as land vehicle training, as evidenced by our acquisition in the fourth quarter of fiscal 2011 of RTI International’s TAL business unit.

Explicit desire of governments and defence forces to increase the use of modeling and simulation

Also helping to drive our military business is the explicit desire of governments and defence forces to increase the use of modeling and simulation for analysis, training, and operational decision-making. These sentiments are expressed by militaries globally, especially by the U.S. and other defence forces facing budget challenges. Unlike civil aviation where the use of simulators for training is common practice, there are no requirements to train in simulators in defence and therefore the level of adoption has traditionally been much lower. Simulation offers a number of advantages that address an ever-increasing global threat level and new economic constraints that are pressuring top-line defence spending. The cost savings from the use of modeling and simulation are considerable. The USAF estimates that live training is approximately 10 times more costly than simulation-based training. According to the Department of Defence Fiscal Year 2012 budget request, the USAF officials, in an effort to reduce costs, have proposed cutting the service’s flight training budget. The USAF promises that, by spending more time in “advanced simulator training” aircrews will make up the lost flight training. The cost of fuel, detrimental environmental impacts, and significant wear and tear on weapon systems all point to the greater use of simulation and synthetic training. This type of training is critical for ensuring the readiness of global defence forces as they face new and challenging threats. As one U.K. military official stated when speaking about the pending cuts to the U.K. defence budget – “despite all of the uncertainties surrounding the strategic defence review, the one certainty is that simulation activity will increase going forward given its compelling value proposition.”

CAE Year-End Financial Results 2011 | 11

Management’s Discussion and Analysis

Growing demand for our specialized modeling and simulation-based products and services

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the defence market to strengthen relationships and position ourselves for future opportunities. OEMs are introducing new platforms that will drive worldwide demand for simulators and training. For example, Hawker Beechcraft is now offering the AT-6 light attack and armed reconnaissance aircraft, Boeing is developing a new maritime patrol aircraft called the P-8A Poseidon, NH Industries is delivering the NH90 helicopter, EADS is aggressively marketing the A330 MRTT and C-295 transport aircraft worldwide, Lockheed Martin is doubling production of the C‑130 aircraft, Alenia Aermacchi is successfully marketing the M-346 advanced lead-in fighter trainer and Sikorsky is offering new models of its H-60 helicopter to armies and navies worldwide, all of which fuel the demand for new simulators and training, and for all of which we have products at different development and production stages.

Use of modeling and simulation for analysis and decision support

Traditionally, modeling and simulation have been used to support training. This specific application is well understood and employed by militaries and civilian agencies around the world. We believe there are growth opportunities in taking the simulation out of the simulator and applying simulation across the program lifecycle, including support for analysis and decision-making operations. We see governments and militaries looking to use simulation-based synthetic environments to support research and development programs, system design and testing, and providing the decision support tools necessary to support mission planning in operations.  A good example is a contract we signed in early 2011 to develop a National Modelling and Simulation Centre (NMSC) for the Ministry of Defence of Brunei. The NMSC will be used by the Royal Brunei Armed Forces and Ministry of Defence to analyze force structure options, evaluate and validate capabilities, develop doctrine and tactics, and support training and mission rehearsal exercises.

Trend towards outsourcing of training and maintenance services

With finite defence budgets and resources, defence forces and governments continue to scrutinize expenditures to find ways to save money and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost effectively. For example, we have won or participated in contracts of this nature in Canada, Germany, Australia, the U.K. and the U.S. In the third quarter of fiscal 2011, we announced that CAE USA was awarded what is expected to be a ten-year contract (subject to annual funding) to provide comprehensive KC-135 aircrew training services to the USAF. CAE USA is to be the prime contractor responsible for providing program management, academic and simulator instruction, maintenance and logistics services, training device upgrades, and relocation services for more than 3,500 USAF KC-135 tanker aircrews.

Extension and upgrade of existing weapon system platforms

OEMs are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards. For example, several OEMs are offering global militaries operating C-130 aircraft a suite of avionics upgrades, which in turn leads to a requirement for major upgrades to existing C-130 training systems or potential new C-130 training systems. In the United Kingdom, the Royal Air Force’s fleet of Puma helicopters is undergoing a life extension program to keep the aircraft in service until 2022. This resulted in us signing a contract with the United Kingdom Ministry of Defence (UK MoD) to upgrade the Puma simulator and training program at our MSHATF. The USAF is upgrading 52 legacy C‑5 aircraft to the new C-5M configuration, which includes both avionics upgrades and a re-engining program. In the second quarter of fiscal 2011 we won a competitive contract to perform upgrades on the USAF’s C-5 training devices over the next several years.

High cost of operating live assets for training which leads to more use of simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, significantly lowers costs, reduces operational demands on aircraft that are being depreciated faster than originally planned, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk.

Current nature of warfare which requires joint forces training and mission rehearsal

Demand for networking

Allies are cooperating and creating joint and coalition forces, which is driving the demand for joint and networked training and operations. Training devices can be networked to train different crews and allow for networked training across a range of platforms.

Growing acceptance of synthetic training for mission rehearsal

There is a growing trend among defence forces to use synthetic training to meet more of their training requirements. Synthetic environment software allows defence clients to plan sophisticated missions and carry out full-mission rehearsals as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, over the past several years we have delivered MH-47G and MH-60L combat mission simulators to the U.S. Army’s 160th Special Operations Aviation Regiment that feature the CAE-developed Common Environment/Common Database (CE/CDB). The CE/CDB enhances rapid simulation-based mission rehearsal capabilities.

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Management’s Discussion and Analysis

NEW CORE MARKETS

Healthcare market

Simulation-based training is becoming recognized as one of the most effective ways to prepare healthcare professionals to care for patients and respond to critical situations while reducing the overall risk to patients. Through acquisitions and partnerships with experts in the healthcare field, we are leveraging our knowledge, experience and best practices in simulation-based aviation training to work with healthcare experts to deliver innovative education, technologies and service solutions to improve the safety and efficiency of this industry. Currently, our healthcare services range from providing simulation-based training solutions to managing simulation‑based training centres.

During the last year, CAE Healthcare further developed its capabilities in two areas: training centre solutions and medical solutions. We leveraged our broad expertise in managing aviation simulation centres to expand our offering for healthcare simulation centres, including training centre management services and training solutions, as well as the launch of the CAE OwlTM system. The CAE OwlTM system, a training technology adapted from aviation, is a brief/debrief system used for optimizing the way training is conducted. In the area of medical solutions, we entered the imaging and surgical training fields; both of which are important focus areas for us and where CAE Healthcare can leverage CAE’s core simulation and modeling capabilities. The acquisitions of ICCU Imaging Inc. (ICCU) and VIMEDIX Virtual Medical Imaging Training Systems Inc. (VIMEDIX) give us the ability to offer a complete solution for bedside ultrasound training by combining simulators with a comprehensive curriculum. The acquisition of three medical product lines from the company Immersion enabled our entry into the training field for minimally invasive surgical procedures.

During the first quarter of 2011, CAE Healthcare announced that it was awarded five new contracts to supply its new CAE OwlTM simulation centre management system. Contracts were signed with Université Laval, The Michener Institute for Applied Health Sciences, the University of Ottawa and the Hôpital Sacré-Coeur de Montréal (HSCM). CAE Healthcare also announced that it sold its first transthoracic echocardiography simulator, CAE VIMEDIXTM, to the Beth Israel Deaconess Medical Center, a teaching hospital of Harvard Medical School.

CAE Healthcare and The Michener Institute for Applied Health Sciences formally celebrated the official opening of one of Canada’s largest healthcare simulation centres during the first quarter of fiscal 2011.

In the second quarter of fiscal 2011, CAE Healthcare increased sales of our CAE VIMEDIX and CAE ICCU bedside ultrasound solutions as well as our surgical simulators. We also continued to deploy a number of CAE OwlTM brief/debrief systems to customers. CAE VIMEDIXTM sales totaled 15 units, including key U.S. military contracts. In addition, our ICCU program was selected by the American College of Chest Physicians (ACCP) to be integrated in its first critical care ultrasound certification program. We also sold 10 surgical simulation systems and a variety of upgrades to systems already deployed with our customer installed base.

In the third quarter of fiscal 2011, CAE Healthcare continued to increase market share. Progress was made in Asia, the Middle East and Russia. We are delivering surgical and imaging solutions to medical institutions including Novosibirsk NII PK/ Meshalkin, a major cardio-surgery hospital in Russia, Princess Noura University in Riyadh, Kingdom of Saudi Arabia, multiple universities in Japan and other important institutions in China, Singapore, Indonesia, India and Turkey. In North America we made multiple deployments in key hospital teaching institutions including New York Presbyterian Hospital (Columbia University), St. Michaels Hospital (Toronto) and multiple U.S. Department of Defense (DoD) accounts and Veterans Administration Medical Centers (VAMC).

In the fourth quarter of fiscal 2011, CAE Healthcare announced the launch of its CAE CaesarTM trauma patient simulator. CAE Caesar is a high-fidelity patient simulator designed primarily to enhance the initial and sustainment training of soldier medics and the training of tactical law enforcement medics, search and rescue teams and any organization involved in the care of trauma patients at the point of injury.

Mining market

In the first quarter of fiscal 2011, we acquired Datamine to expand our entry into the mine simulation and optimization field. Datamine has an extensive product and consulting portfolio ranging from exploration data management and geological (orebody) modeling to mine planning and mine operations management. This is part of our long-term strategy to leverage our modeling, simulation and training capabilities in new markets that have the same imperatives to reduce risks and enhance operational efficiency as the civil aviation and defence sectors.

We continued to make good progress in CAE Mining with the sale of our mine planning, management and optimization software solutions to major mining companies including BHP Mitsubishi Alliance, Vale Ferrus, and Anglo American.

On January 1, 2011, we acquired the shares of Century, a supplier of geological data management and governance systems to the mining industry. Integration is underway to leverage their expertise in geological data management systems into broader markets and solutions.

The fourth quarter of fiscal 2011 saw continued growth in software sales with new customers in Latin America including Colquisiri, Minera Lincuna and Yamana (Caraiba) and further sales to Votorantim Metais in Brazil, as well as multiple sites of Fresnillo in Mexico.

The fourth quarter of fiscal 2011 also saw CAE Mining begin to communicate our vision beyond its software and product consulting businesses to the mining market. In support of that vision, agreements were made with leading research organizations to further our thought leadership in mining technology and extend our product and service offerings in training and consulting.

Our New Core Market initiatives are still very much in their infancy. They offer attractive long-term potential for growth and the possibility for CAE to emerge as a market leader, as we have done in all of our core businesses. The New Core Market results are included in TS/C.

CAE Year-End Financial Results 2011 | 13

Management’s Discussion and Analysis

3.5     Foreign exchange

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by GAAP.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies. We used the foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

			Increase
	2011	2010	(decrease)
U.S. dollar (US$ or USD)	0.97	1.02	(5%)
Euro (€)	1.38	1.37	1%
British pound (£ or GBP)	1.56	1.54	1%

We used the average foreign exchange rates below to value our revenues and expenses:

	2011	2010	Decrease
U.S. dollar (US$ or USD)	1.02	1.09	(6%)
Euro (€)	1.34	1.54	(13%)
British pound (£ or GBP)	1.58	1.74	(9%)

For fiscal 2011, the effect of translating the results of our self-sustaining subsidiaries into Canadian dollars resulted in a decrease in revenue of $81.0 million and a decrease in net earnings of $11.7 million, when compared to fiscal 2010.

Three areas of our business are affected by changes in foreign exchange rates:

-    Our network of civil and military training centres

Most of our training network revenue and costs are in local currencies. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on the network’s net profitability and net investment. Under GAAP, gains or losses in the net investment in a self-sustaining subsidiary that result from changes in foreign exchange rates are deferred in the foreign currency translation adjustment (accumulated other comprehensive loss), which is part of the shareholders’ equity section of the balance sheet. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the statement of earnings and an impact on year-to-year and quarter-to-quarter comparisons.

-    Our simulation products operations outside of Canada (Germany, U.S., U.K., Australia and India)

Most of the revenue and costs in these operations from self-sustaining subsidiaries are generated in their local currency except for some data and equipment bought in different currencies from time to time as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar therefore have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars.

-    Our simulation products operations in Canada

Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), a significant portion of our annual revenue generated from Canada is in foreign currencies (mostly the U.S. dollar and the euro), while a significant portion of our expenses are in Canadian dollars.

We generally hedge the milestone payments in sales contracts denominated in foreign currencies to protect ourselves from some of the foreign exchange exposure. Since less than 100% of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the statement of earnings.

We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the current high-level volatility of the Canadian dollar versus the U.S. currency. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.

14 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

To reduce the variability of specific U.S. and euro-denominated manufacturing costs, we hedge some of the foreign currency costs incurred in our manufacturing process.

CAE Year-End Financial Results 2011 | 15

Management’s Discussion and Analysis

Sensitivity analysis

We conducted a sensitivity analysis to determine the current impact of variations in the value of foreign currencies. We evaluated the sources of foreign currency revenues and expenses and determined that our consolidated exposure to foreign currency mainly occurs in two areas:

-     Foreign currency revenues and expenses in Canada for the manufacturing business – we hedge a portion of these exposures;

-     Translation of foreign currency operations of self-sustaining subsidiaries in foreign countries. Our exposure is mainly in our operating profits.

First we calculated the revenue and expenses per currency to determine the operating income in each currency. Then we deducted the amount of hedged revenues to determine a net exposure by currency. Next we added the net exposure from the self-sustaining subsidiaries to determine the consolidated foreign exchange exposure in different currencies.

Finally, we conducted a sensitivity analysis to determine the impact of a weakening of one cent in the Canadian dollar against each of the other three currencies. The table below shows the typical impact of this change, after taxes, on our yearly revenue and operating income, as well as our net exposure:

			Operating		Net
Exposure	(amounts in millions)	Revenue	Income	Hedging	Exposure
U.S. dollar (US$ or USD)		$9.0	$2.2	$(1.4)	$0.8
Euro (€)		2.6	0.3	(0.1)	0.2
British pound (£ or GBP)		1.0	0.2	(0.1)	0.1

A possible strengthening of one cent in the Canadian dollar would have the opposite impact.

3.6      Non-GAAP and other financial measures

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Backlog

Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

-     For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;

-     Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized the contract item and has received funding for it;

-     For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to paying us training fees, or when we reasonably expect them from current customers.

The book-to-sales ratio is the total orders divided by total revenue in the period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:

-     For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities
(not including long-term debt and its current portion);

16 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

-     For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and its current portion and other non-operating liabilities).

Source of capital:

-    We add net debt to total shareholders’ equity to understand where our capital is coming from.

Capital expenditures (maintenance and growth)

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

EBIT

Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets not related to growth and dividends paid and adding proceeds from the sale of property, plant and equipment.

Gross margin

Gross margin is a non-GAAP measure equivalent to the segment operating income excluding selling, general and administrative expenses.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion, and subtracting cash and cash equivalents.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held-for-sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held-for-sale).

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure that we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking earnings from continuing operations excluding interest expense, after tax, divided by the average capital employed. In addition, we also calculate this ratio adjusting earnings and capital employed to reflect the ordinary off-balance sheet operating leases.

Revenue simulator equivalent unit

Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as an RSEU. If a FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

Segment operating income

Segment operating income (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using earnings before other income (expense), interest, income taxes and discontinued operations. These items are presented in the reconciliation between total segment operating income and EBIT (see Note 26 of the consolidated financial statements).

Unfunded backlog

Unfunded backlog is a non-GAAP measure that represents firm military orders we have received but have not yet executed for which funding authorization has not yet been obtained. We include unexercised options with a high probability that they will be exercised, but exclude indefinite-delivery/ indefinite-quantity (IDIQ) contracts.

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Management’s Discussion and Analysis

4.     CONSOLIDATED RESULTS[2]

4.1      Results of our operations – fourth quarter of fiscal 2011

(amounts in millions, except per share amounts)		Q4-2011	Q3-2011	Q2-2011	Q1-2011	Q4-2010
Revenue		$464.4	411.3	386.6	366.7	395.9
Total segment operating income[2]		$69.4	64.8	61.9	62.2	64.9
Reversal of restructuring provision (charge)		$1.0	-	-	-	(1.9)
Earnings before interest and income taxes (EBIT)[2]		$70.4	64.8	61.9	62.2	63.0
As a % of revenue	%	15.2	15.8	16.0	17.0	15.9
Interest expense, net		$7.8	8.4	7.6	6.9	5.5
Earnings before taxes		$62.6	56.4	54.3	55.3	57.5
Income tax expense		$12.9	15.7	14.3	15.9	17.0
Net earnings		$49.7	40.7	40.0	39.4	40.5
Basic and diluted earnings per share (EPS)		$0.19	0.16	0.16	0.15	0.16

[2] Non-GAAP measure (see Section 3.6).

18 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

Revenue was 13% higher than last quarter and 17% higher compared to the fourth quarter of fiscal 2010

Revenue was $53.1 million higher than last quarter mainly because:

-     SP/M’s revenue increased by $25.7 million, or 17%, mainly due to higher volume on programs executed in Canada, an increased level of activity on our various NH90 programs, the integration of RTI International’s TAL business unit, acquired in February, and from a contract awarded this quarter to develop a state-of-the-art NMSC in Brunei;

-     TS/M’s revenue increased by $10.0 million, or 15%, mainly due to a higher level of activity in our Professional Services business in Canada and the U.S., a higher volume of training activity in Canada and increased in-service support for a European contract, partially offset by an unfavourable foreign exchange impact;

-     SP/C’s revenue increased by $9.6 million, or 14%, mainly due to higher production levels resulting from an increase in order intake, partially offset by less favourable hedging rates;

-     TS/C’s revenue increased by $7.8 million, or 6%, mainly due to higher revenue generated in North and South America and to a lesser extent in Europe, as well as to the integration into our results of CHC Helicopter’s HFTO. The increase was partially offset by the negative effect from the stronger Canadian dollar against the U.S. dollar and the Euro.

Revenue was $68.5 million higher than the same period last year largely because:

-     SP/M’s revenue increased by $30.1 million, or 20%, mainly due to higher volume on programs executed in Canada, Germany and Australia and the integration of RTI International’s TAL business unit, acquired in February, partially offset by an unfavourable foreign exchange impact;

-     TS/C’s revenue increased by $18.5 million, or 16%, mainly due to higher revenue generated in North and South America and in the emerging markets, to the integration into our results of the CSWAFC joint venture and CHC Helicopter’s HFTO as well as the higher contribution from our New Core Markets. The increase was partially offset by the negative effect from the stronger Canadian dollar against the U.S. dollar and the Euro;

-     SP/C’s revenue increased by $11.4 million, or 18%, mainly due to higher production levels resulting from an increase in order intake, partially offset by less favourable hedging rates;

-     TS/M’s revenue increased by $8.5 million, or 12%, mainly due to increased revenue on the KC-135 Aircrew Training System (ATS) program, a higher volume of activity in Canada and increased in-service support for a European contract, partially offset by an unfavourable foreign exchange impact.

You will find more details in Results by segment.

EBIT was $5.6 million higher than last quarter and $7.4 million higher compared to the fourth quarter of fiscal 2010

EBIT for this quarter was $70.4 million, or 15.2% of revenue. EBIT was up $5.6 million, or 9%, compared to last quarter, and up $7.4 million, or 12%, compared to the fourth quarter of fiscal 2010. A restructuring provision reversal of $1.0 million was booked this quarter, compared to a restructuring charge of $1.9 million booked in the fourth quarter of fiscal 2010.

Compared to last quarter, segment operating income was up by 7%, or $4.6 million. Increases of $2.6 million, $1.9 million and $0.7 million from SP/M, TS/C and SP/C respectively, were partially offset by a decrease of $0.6 million from TS/M.

Compared to the fourth quarter of fiscal 2010, segment operating income was up by 7%, or 4.5 million. Increases of $5.1 million and $0.7 million for SP/M and TS/M respectively, were offset by a decrease of $0.9 million for SP/C and a decrease of $0.4 million for TS/C.

You will find more details in Results by segment.

Net interest expense was $0.6 million lower than last quarter and $2.3 million higher compared to the fourth quarter of fiscal 2010

Net interest expense was lower than last quarter mainly because of lower average foreign exchange rates and higher capitalized interest for assets under construction. The increase over the fourth quarter of fiscal 2010 was mainly due to higher utilization of the revolving credit facility and other interest, in addition to a decrease in capitalized interest for assets under construction, partially offset by lower interest income.

Effective income tax rate is 21% this quarter

Income taxes this quarter were $12.9 million, representing an effective tax rate of 21%, compared to 28% for the last quarter and 30% in the fourth quarter of fiscal 2010.

The decrease in the effective tax rate in the fourth quarter was mainly attributable to the recognition of tax assets arising from the reduction in the valuation allowance of net operating losses in the U.K. and other tax recoveries. This quarter we also recorded additional benefits due to the reduction of future tax rates at which future tax liabilities will materialize. Excluding those elements, the income tax expense this quarter would have been $17.5 million, representing an effective tax rate of 28%.

CAE Year-End Financial Results 2011 | 19

Management’s Discussion and Analysis

4.2      Results of our operations – fiscal 2011

(amounts in millions, except per share amounts)		FY2011	FY2010	FY2009
Revenue		$1,629.0	1,526.3	1,662.2
Gross Margin[3]		$493.9	452.2	499.9
As a % of revenue	%	30.3	29.6	30.1
Total segment operating income		$258.3	264.1	305.8
Reversal of restructuring provision (charge)		$1.0	(34.1)	-
Earnings before interest and income taxes (EBIT)		$259.3	230.0	305.8
As a % of revenue	%	15.9	15.1	18.4
Interest expense, net		$30.7	26.0	20.2
Earnings from continuing operations (before taxes)		$228.6	204.0	285.6
Income tax expense		$58.8	59.5	83.4
Earnings from continuing operations		$169.8	144.5	202.2
Results from discontinued operations		$-	-	(1.1)
Net earnings		$169.8	144.5	201.1
Basic and diluted EPS		$0.66	0.56	0.79

Revenue was 7% or $102.7 million higher than last year[3]

Revenue was higher than last year mainly because:

-     TS/C’s revenue increased by $58.5 million, or 13%, mainly due to higher revenue generated in North and South America, in Europe, in the emerging markets and from FTOs’ activities. The increase was also due to the integration into our results of the CSWAFC joint venture and CHC Helicopter’s HFTO. The contribution of our New Core Markets was fully offset by the negative effect from the stronger Canadian dollar against the Euro, the U.S. dollar and the British Pound;

-     SP/M’s revenue increased by $40.5 million, or 7%, mainly due to higher volume on programs executed in Canada, Germany and the U.S., partially offset by an unfavourable foreign exchange impact of $22.8 million on the translation of foreign self-sustaining subsidiaries and a decrease in NH90 program revenue, primarily due to the delivery of a major NH90 German program in fiscal 2010;

-     TS/M’s revenue increased by $15.9 million, or 6%, mainly due to a higher volume of training activity in the U.S. and in our European training centres network, increased revenue on the KC-135 ATS program and a higher level of activity in our Professional Services business in the U.S., partially offset by an unfavourable foreign exchange impact of $20.7 million on the translation of foreign self-sustaining subsidiaries;

-     SP/C’s revenue decreased by $12.2 million, or 4%, mainly due to less favourable hedging rates and less revenue recorded for sales-type capital leases, partially offset by higher production levels resulting from an increase in order intake.

You will find more details in Results by segment.

Gross margin was $41.7 million higher than last year

The gross margin was $493.9 million this year, or 30.3% of revenue compared to $452.2 million or 29.6% of revenue last year. As a percentage of revenue, gross margin was stable when compared to last year.

EBIT was $29.3 million higher than last year

EBIT this year was $259.3 million, or 15.9% of revenue. EBIT was up $29.3 million, or 13%, compared to last year. A restructuring provision reversal of $1.0 million was booked this year, compared to a restructuring charge of $34.1 million booked in fiscal 2010.

You will find more details in Results by segment.

[3] Non-GAAP measure (see Section 3.6).

20 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

Net interest expense was $4.7 million higher than last year

	FY2010 to	FY2009 to
(amounts in millions)	FY2011	FY2010
Net interest, prior period	$26.0	$20.2
Increase in interest on long-term debt	3.4	1.5
Increase in interest income	(1.5)	-
(Increase) decrease in capitalized interest	(0.7)	1.9
Increase (decrease) in amortization of deferred financing charges	0.7	(0.3)
Other	2.8	2.7
Increase in net interest expense from the prior period	$4.7	$5.8
Net interest, current period	$30.7	$26.0

Net interest expense was $30.7 million this year, $4.7 million or 18% higher than last year. This was mainly attributed to higher interest expense on overall long-term debt, primarily resulting from a higher utilization of the revolving credit facility and an increase in other interest expense, partially offset by an increase in other interest income.

Effective income tax rate is 26%

This fiscal year, income taxes were $58.8 million, representing an effective tax rate of 26%, compared to 29% for the same period last year. The decrease in the effective tax rate compared to fiscal 2010 was principally due to lower Canadian and foreign statutory rates, combined with the mix of income from various jurisdictions. In addition, the tax rate was favourably impacted by changes in enacted tax rates, the reduction in the valuation allowance of net operating losses in the U.K. and other tax recoveries.

4.3      Results of our operations – fiscal 2010 versus fiscal 2009

Revenue

Revenue was $1,526.3 million in fiscal 2010, $135.9 million or 8% lower than fiscal 2009. The decrease was mainly due to:

-     Lower production levels resulting from a decline in order intake for the SP/C segment. The decrease was partially offset by more favourable rates on revenue hedging contracts in fiscal 2010;

-     Market softness in North America and Europe and to the negative effect from the stronger Canadian dollar for the TS/C segment. The decrease was partially offset by the contribution of additional RSEUs to our network, by the increase of FTOs’ activities and by higher revenue generated in the emerging markets;

-     An increase in volume and the integration into our results of Bell Aliant’s former Defence, Security and Aerospace (DSA) business unit, acquired in May 2009, for the SP/M segment. The increase was partially offset by the negative foreign exchange impact;

-     A higher level of activity in our Professional Services business and increased training services in Europe for our TS/M segment. The increase was partially offset by a negative foreign exchange impact.

Gross margin

The gross margin was $452.2 million, or 29.6% of revenue in fiscal 2010, $47.7 million or 10% lower than in fiscal 2009. The gross margin in fiscal 2009 was $499.9 million, or 30.1% of revenue. As a percentage of revenue, the gross margin remained stable.

EBIT

EBIT was $230.0 million, or 15.1% of revenue in fiscal 2010, representing a decrease of $75.8 million or 25% over the fiscal 2009 EBIT of $305.8 million. A restructuring charge of $34.1 million was booked in fiscal 2010, compared to nil in fiscal 2009.

Segment operating income was down by 14%, or $41.7 million. Decreases in segment operating income for the civil segments of $42.7 million for SP/C and $11.9 million for TS/C were partially offset by increases for the military segments of $8.0 million and $4.9 million for SP/M and TS/M respectively.

Net interest

Net interest was $26.0 million in fiscal 2010, a $5.8 million or 29% increase over fiscal 2009. This was mainly due to:

-     Higher interest expense on overall long-term debt, mainly resulting from a net increase of senior notes of $15.0 million and US$45.0 million by way of a private placement in the first quarter of fiscal 2010, a net increase in capital leases and issuance of new debts;

-     A decrease in capitalized interests for assets under construction;

-     An increase in other interest expense.

Income taxes

In fiscal 2010, income taxes were $59.5 million, representing an effective tax rate of 29%, compared to 29% in fiscal 2009.

CAE Year-End Financial Results 2011 | 21

Management’s Discussion and Analysis

4.4      Consolidated orders and backlog

Our consolidated backlog was $3,440.5 million at the end of fiscal 2011, which is 13% higher than last year. New orders of $1,854.5 million and adjustments of $172.2 million increased the backlog this year, while $1,629.0 million in revenue was generated from the backlog.

Backlog up by 13% over last year

(amounts in millions)	FY2011	FY2010	FY2009
Backlog, beginning of period	$3,042.8	$3,181.8	$2,899.9
+ orders	1,854.5	1,574.9	1,940.2
- revenue	(1,629.0)	(1,526.3)	(1,662.2)
+ / - adjustments	172.2	(187.6)	3.9
Backlog, end of period	$3,440.5	$3,042.8	$3,181.8

In fiscal 2011, in addition to the negative foreign exchange impact resulting from the stronger Canadian dollar, adjustments included an amount of $187.8 million related to the acquisition of CHC Helicopter’s HFTO, $56.3 related to the acquisition of RTI International’s TAL business unit, and revised downward revenue expectations of $21.1 million for contracts acquired in the purchase of DSA, for which work has been delayed.

In fiscal 2010, in addition to the negative foreign exchange impact resulting from the stronger Canadian dollar, adjustments included a downwards revision of $44.5 million made in TS/C to incorporate the impact of revised revenue expectations for contracts signed with customers, reflecting market conditions during that period, and contracts acquired in the DSA acquisition for a total of $177.8 million.

The book-to-sales ratio for the quarter was 1.03x. The ratio for the last 12 months was 1.14x.

You will find more details in Results by segment, below.

5.     RESULTS BY SEGMENT

We manage our business and report our results in four segments:

Civil segments:

-    Training & Services/Civil (TS/C);

-    Simulation Products/Civil (SP/C).

Military segments:

-    Simulation Products/Military (SP/M);

-    Training & Services/Military (TS/M).

Transactions between segments are mainly transfers of simulators from SP/C to TS/C and are recorded at cost at the consolidated level.

If we can measure a segment’s use of jointly used assets, costs and liabilities (mostly corporate costs), we allocate them to the segment in that proportion. If we cannot measure a segment’s use, we allocate in proportion to the segment’s cost of sales.

22 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

KEY PERFORMANCE INDICATORS

Segment operating income
(amounts in millions, except operating margins)		FY2011	FY2010	Q4-2011	Q3-2011	Q2-2011	Q1-2011	Q4-2010
Civil segments
Training & Services/Civil		$80.4	75.1	20.6	18.7	18.9	22.2	21.0
	%	16.3	17.3	15.6	15.0	16.0	18.9	18.5
Simulation Products/Civil		$30.3	49.4	8.0	7.3	6.8	8.2	8.9
	%	11.1	17.4	10.5	11.0	10.8	12.3	13.8
Military segments
Simulation Products/Military		$101.9	95.7	30.9	28.3	24.7	18.0	25.8
	%	17.4	17.5	17.2	18.4	18.0	15.5	17.3
Training & Services/Military		$45.7	43.9	9.9	10.5	11.5	13.8	9.2
	%	16.4	16.7	12.9	15.7	16.8	20.8	13.4
Total segment operating income (SOI)		$258.3	264.1	69.4	64.8	61.9	62.2	64.9
Reversal of restructuring provision (charge)		$1.0	(34.1)	1.0	-	-	-	(1.9)
EBIT		$259.3	230.0	70.4	64.8	61.9	62.2	63.0

Capital employed4

	March 31	December 31	September 30	June 30	March 31
(amounts in millions)	2011	2010	2010	2010	2010
Civil segments
Training & Services/Civil	$1,066.1	1,001.8	1,020.2	1,007.2	969.8
Simulation Products/Civil	$25.7	86.4	83.1	76.9	29.6
Military segments
Simulation Products/Military	$201.0	229.6	194.5	177.4	147.0
Training & Services/Military	$187.4	193.0	201.7	202.2	174.2
	$1,480.2	1,510.8	1,499.5	1,463.7	1,320.6

5.1      Civil segments

FISCAL 2011 [4]EXPANSIONS AND NEW INITIATIVES

-     We have acquired an equity interest in CSWAFC near Perth, Australia and will manage the pilot training school as part of the CAE Global Academy network. CSWAFC will operate as a joint venture owned 53% by China Southern Airlines and 47% by CAE;

-     We have placed four new business aviation FFSs into service: a Bombardier Learjet 40/40XR/45/45XR convertible FFS and a Cessna Citation II FFS in Burgess Hill, U.K.; and an Embraer Phenom 100/300 convertible FFS and a Dassault Falcon 50EX in Dallas, USA;

-     We signed an agreement with aircraft manufacturer ATR as a framework for providing a range of products and support services to operators of ATR aircraft. As part of this agreement, ATR and CAE will collaborate on deployment of simulation equipment and training programs in ATR, CAE or customer training centres worldwide;

-     We signed an agreement with Mitsubishi Aircraft Corporation (MJET) to develop and deliver a comprehensive training solution for the new MRJ. The agreement includes a 10-year Exclusive Training Provider program and the establishment of two training centres initially in Japan and the United States. In support of the agreement we are expanding our training network and are developing two CAE 7000 Series MRJ FFSs as well as CAE SimfinityTM integrated procedures trainers;

-     We expanded the Honeywell-CAE Training Alliance and are now offering maintenance training courses for technicians in Europe, the Middle East, and Asia;

[4] Non-GAAP measure (see Section 3.6).

CAE Year-End Financial Results 2011 | 23

Management’s Discussion and Analysis

-     We placed the first CAE 3000 Series helicopter mission simulator, a Eurocopter AS350 B2 model, at a training centre in Phoenix, Arizona, and it has been qualified by the U.S. FAA for Level 7 flight training device credits;

-     We announced that the AirAsia cadets in CAE's MPL beta program class have successfully completed the Core and Basic phases of the program;

-     We are working with key airline customers to expand our training capacity in the rapidly growing South American commercial aviation market, adding four Level D FFSs, including a new training location in Peru, to support the renewal of long-term training contracts;

-     We agreed with Airbus to renew our flight crew training services cooperation agreement through 2017. The cooperation began in 2002 and provides Airbus operators with a joint global network of training centres with the largest fleet of FFSs for Airbus aircraft types, standardized courseware and expert instructors;

-     We will install a CAE 5000 Series FFS for the Cessna Citation Sovereign in mid-2011 at the CAE North East Training Centre in Morristown, New Jersey;

-     We received FAA approval to deliver the pilot training ground school for the Eurocopter AS350 helicopter through a CAE SimfinityTM e-Learning program enabling pilots to reduce their time at the training centre for both initial and recurrent training;

-     We announced availability together with APS Emergency Maneuver Training of an online computer-based training course designed to improve the ability of business jet pilots to recognize, avoid and, if necessary, recover from situations of loss of control in-flight (LOC-I);

-     We acquired CHC Helicopter’s HFTO, including 4 FFSs located in Norway, the United Kingdom and Canada and executed an agreement to become CHC’s long-term training partner, responsible for training more than 2,000 helicopter pilots and maintenance engineers as well as providing general training, pilot provisioning and certain types of search and rescue training in support of CHC’s global fleet;

-     We announced, together with Líder Aviação, the largest helicopter operator in Brazil, an agreement to form a joint venture that will provide advanced, simulation-based, helicopter pilot training in South America in early 2012. The new joint venture company will purchase the first full-motion Level D CAE 3000 Series FFS, which will replicate the Sikorsky S-76C++ aircraft;

-     We announced, together with the Airports Authority of India (AAI), a new helicopter pilot ab initio training program at the CAE Global Academy in Gondia, India. The program will lead to a commercial helicopter pilot licence (CHPL) and within three years is expected to graduate approximately 100 new helicopter pilots annually;

-     We announced that our training centre in Bangalore, India is the first non-airline training centre to earn approval as a fixed-wing Type Rating Training Organization (TRTO) by India's Directorate General of Civil Aviation (DCGA);

-     We announced the introduction of the third generation of our market-leading CAE TroposTM-6000 simulation visual image generator (IG) for civil aviation training. The new IG provides a more immersive environment and an enhanced pilot training experience with new features leveraging the power of the latest NVIDIA commercial graphics processors.

TRAINING & SERVICES/CIVIL

TS/C obtained contracts this quarter expected to generate future revenues of $168.3 million, including:

-     A multi-year agreement with Virgin America to develop and support a new pilot training centre near the airline’s home base in San Francisco, USA;

-     A one-year renewal to provide initial and recurrent pilot training to XOJET;

-     A contract to deliver a comprehensive flight safety laboratory for the Federal Republic of Nigeria’s Accident Investigation Bureau (AIB);

-     A long-term contract with the European Institute of Aviation and Business GmbH (EIAB), Saarlouis, Germany, to train self‑sponsored ab initio pilot cadets as part of its Bachelor of Aviation degree program;

-     A new contract with Omni Aviation Training Center, Tires, Portugal, to train ab initio pilot cadets in Visual Flight Rules (VFR);

-     Additional contracts through our Pilot Provisioning service to provide more than 150 pilots to three airlines in Asia and Europe, as well as to the Association des Pilotes Professionels Antillo-Guyanais (APPAG), an aviation initiative sponsored by the European Commission.

Financial Results
(amounts in millions, except operating margins, RSEU and FFSs deployed)		FY2011	FY2010	Q4-2011	Q3-2011	Q2-2011	Q1-2011	Q4-2010
Revenue		$492.0	433.5	132.1	124.3	118.0	117.6	113.6
Segment operating income		$80.4	75.1	20.6	18.7	18.9	22.2	21.0
Operating margins	%	16.3	17.3	15.6	15.0	16.0	18.9	18.5
Amortization & depreciation		$66.3	65.2	17.1	16.9	16.3	16.0	15.5
Capital expenditures		$82.2	79.5	28.4	18.3	24.0	11.5	23.9
Capital employed		$1,066.1	969.8	1,066.1	1,001.8	1,020.2	1,007.2	969.8
Backlog		$986.5	728.7	986.5	774.2	695.3	706.8	728.7
RSEU[5]		131	129	132	132	131	132	131
FFSs deployed		156	148	156	152	151	150	148
New Core Markets (included above)
Revenue		$38.0	2.3	11.1	11.1	8.1	7.7	1.2
Segment operating income (loss)		$(6.9)	(2.3)	(2.6)	(1.3)	(1.2)	(1.8)	(1.3)

24 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

Revenue [5]up by 6% over last quarter and up by 16% compared to the fourth quarter of fiscal 2010

The increase over last quarter was mainly attributable to higher revenue generated in North and South America and to a lesser extent in Europe, as well as to the integration into our results of CHC Helicopter’s HFTO. The increase was partially offset by the negative effect from the stronger Canadian dollar against the U.S. dollar and the Euro.

The increase compared to the fourth quarter of fiscal 2010 was mainly attributable to higher revenue generated in North and South America and in the emerging markets, to the integration into our results of the CSWAFC joint venture and CHC Helicopter’s HFTO as well as the higher contribution from our New Core Markets. The increase was partially offset by the negative effect from the stronger Canadian dollar against the U.S. dollar and the Euro.

Revenue was $492.0 million this year, 13% or $58.5 million higher than last year

The increase over last year was mainly attributable to higher revenue generated in North and South America, in Europe, in the emerging markets and from FTOs’ activities. The increase was also due to the integration into our results of the CSWAFC joint venture and CHC Helicopter’s HFTO. The contribution of our New Core Markets was fully offset by the negative effect from the stronger Canadian dollar against the Euro, the U.S. dollar and the British Pound.

Segment operating income up by 10% over last quarter and down 2% compared to the fourth quarter of fiscal 2010

Segment operating income was $20.6 million (15.6% of revenue) this quarter, compared to $18.7 million (15.0% of revenue) last quarter and $21.0 million (18.5% of revenue) in the same period last year. Without taking into account the impact of our New Core Markets, segment operating income would have been $23.2 million (19.2% of revenue) this quarter, compared to $20.0 million (17.7% of revenue) last quarter and $22.3 million (19.8% of revenue) in the same period last year.

Segment operating income increased by $1.9 million, or 10%, over last quarter. The increase was mainly attributable to the stronger revenue generated in the current period. The increase was partially offset by the negative effect from the stronger Canadian dollar and the higher expenditures related to our New Core Markets.

Segment operating income decreased by $0.4 million, or 2%, compared to the fourth quarter of fiscal 2010. The higher expenditures related to our New Core Markets and the negative effect from the stronger Canadian dollar was partially offset by the positive impact from the stronger revenue generated in the current period.

Segment operating income was $80.4 million, up 7% or $5.3 million over last year

Segment operating income was $80.4 million (16.3% of revenue) this year, compared to $75.1 million (17.3% of revenue) last year. Without taking into account the impact of our New Core Markets, segment operating income would have been $87.3 million (19.2% of revenue) this year, compared to $77.4 million (17.9% of revenue) last year.

The increase was mainly attributable to the stronger revenue generated in the current period. Also, a gain was recorded on the sale of our investment in a minor training operation in Germany. The increase was partially offset by the realization of a larger gain on the disposal of used assets last year, the higher expenditures related to our New Core Markets and the negative effect from the stronger Canadian dollar.

Capital expenditures at $28.4 million this quarter and $82.2 million for the year

Maintenance capital expenditures were $4.3 million for the quarter and $15.8 million for the year. Growth capital expenditures were $24.1 million for the quarter and $66.4 million for the year. We continue to selectively expand the training network to address additional market share and in response to training demands from our customers.

Capital employed increased by $64.3 million over last quarter and by $96.3 million over last year

Capital employed increased over the last quarter mainly due to the impact of the integration of CHC Helicopter’s HFTO, the investments in our training network, the increase in non-cash working capital and the investments in our New Core Markets. The increase was partially offset by the impact of the stronger Canadian dollar.

Capital employed increased over the prior year mainly due to the impact of the integration of our New Core Markets, primarily resulting from the Datamine acquisition, as well as CHC Helicopter’s HFTO, the investments in our training network and the increase in non-cash working capital. The increase was partially offset by the impact of the stronger Canadian dollar.

Backlog up by 35% over last year

(amounts in millions)	FY2011	FY2010
Backlog, beginning of period	$728.7	$1,006.4
+ orders	584.9	351.2
- revenue	(492.0)	(433.5)
+ / - adjustments	164.9	(195.4)
Backlog, end of period	$986.5	$728.7

[5] Non-GAAP measure (see Section 3.6).

CAE Year-End Financial Results 2011 | 25

Management’s Discussion and Analysis

Adjustments in fiscal 2011 mainly included an amount of $187.8 million related to the acquisition of CHC Helicopter’s HFTO and the negative foreign exchange impact resulting from the stronger Canadian dollar.

Adjustments in fiscal 2010 included a downward revision of $44.5 million made during the year to incorporate the impact of revised revenue expectations for contracts signed with customers, reflecting that period's market conditions, in addition to the negative foreign exchange impact resulting from the stronger Canadian dollar.

This quarter’s book-to-sales ratio was 1.27x. The ratio for the last 12 months was 1.19x.

26 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

SIMULATION PRODUCTS/CIVIL

SP/C was awarded contracts for the following 7 FFSs this quarter:

-     One CAE 3000 Series Sikorsky S-76C++ FFS to a joint venture between CAE and Líder Aviação;

-     One CAE 5000 Series A320 FFS to Lufthansa Flight Training;

-     Two CAE 7000 Series Boeing 737NG to Xiamen Airlines;

-     One CAE 3000 Series Sikorsky S-76C++ FFS to the joint venture between CAE and China Southern Airlines;

-     One CAE 5000 Series B737 FFS to the joint venture between CAE and China Southern Airlines;

-     One CAE 5000 Series A320 FFS to an undisclosed airline in Asia.

This brings SP/C’s order intake for the year to 29 FFSs.

Financial Results
(amounts in millions, except operating margins)		FY2011	FY2010	Q4-2011	Q3-2011	Q2-2011	Q1-2011	Q4-2010
Revenue		$271.9	284.1	75.9	66.3	62.8	66.9	64.5
Segment operating income		$30.3	49.4	8.0	7.3	6.8	8.2	8.9
Operating margins	%	11.1	17.4	10.5	11.0	10.8	12.3	13.8
Amortization & depreciation		$6.2	6.5	1.5	1.7	1.5	1.5	1.7
Capital expenditures		$7.4	14.7	1.7	1.7	2.6	1.4	12.3
Capital employed		$25.7	29.6	25.7	86.4	83.1	76.9	29.6
Backlog		$305.1	252.4	305.1	325.3	305.3	251.7	252.4

Revenue up 14% over last quarter and up 18% from the fourth quarter of 2010

The increase over last quarter and  the fourth quarter of fiscal 2010 was mainly due to higher production levels resulting from an increase in order intake, partially offset by less favourable hedging rates.

Revenue was $271.9 million for the year, 4% or $12.2 million lower than last year

The decrease in revenue was primarily due to less favourable hedging rates and less revenue recorded for sales-type capital leases, partially offset by higher production levels resulting from an increase in order intake.

Segment operating income up by 10% over last quarter and down 10% from the fourth quarter of fiscal 2010

Segment operating income was $8.0 million (10.5% of revenue) this quarter, compared to $7.3 million (11.0% of revenue) last quarter and $8.9 million (13.8% of revenue) in the fourth quarter of fiscal 2010.

The increase from last quarter was primarily due to higher margins on specific projects and an increase in volume, as mentioned above, partially offset by an unfavourable foreign exchange impact.

The decrease from the fourth quarter of fiscal 2010 was mainly due to an unfavourable foreign exchange impact, partially offset by an increase in volume, as mentioned above.

Segment operating income was $30.3 million for the year, 39% or $19.1 million lower than last year

Segment operating income was $30.3 million (11.1% of revenue) this year, compared to $49.4 million (17.4% of revenue) last year.

The decrease was primarily due to an unfavourable foreign exchange impact, a lower utilization of funds from our research and development  cost-sharing programs and a decline in project margins, resulting from more challenging market conditions in fiscal 2011 than in fiscal 2010.

Capital employed decreased by $60.7 million from last quarter and decreased by $3.9 million from last year

Capital employed was lower than last quarter mainly due to a decrease in non-cash working capital accounts.

Capital employed was lower than last year mainly due to a decrease in non-cash working capital accounts, partially offset by higher intangible assets and other assets.

Backlog up 21% compared to last year

(amounts in millions)	FY2011	FY2010
Backlog, beginning of period	$252.4	$288.2
+ orders	330.8	254.6
- revenue	(271.9)	(284.1)
+ / - adjustments (mainly FX)	(6.2)	(6.3)
Backlog, end of period	$305.1	$252.4

This quarter's book-to-sales ratio was 0.76x. The ratio for the last 12 months was 1.22x.

CAE Year-End Financial Results 2011 | 27

Management’s Discussion and Analysis

Combined civil performance

Revenue was $208.0 million this quarter, compared to $190.6 million last quarter and $178.1 million in the fourth quarter of fiscal 2010. For fiscal 2011, revenue was $763.9 million, compared to $717.6 million for fiscal 2010. Excluding the negative foreign exchange impact of $37.5 million arising on the translation of self-sustaining foreign subsidiaries when compared to fiscal 2010, fiscal 2011 revenue would have been $801.4 million.

Segment operating income was $28.6 million (13.8% of revenue) this quarter, compared to $26.0 million (13.6% of revenue) last quarter and $29.9 million (16.8% of revenue) in the fourth quarter of fiscal 2010. For fiscal 2011, segment operating income was $110.7 million (14.5% of revenue), compared to $124.5 million (17.3% of revenue) for fiscal 2010.

Without taking into account the impact of the New Core Markets, revenue and segment operating income would have been $196.9 million and $31.2 million (15.8% of revenue) respectively this quarter, and $725.9 million and $117.6 million (16.2% of revenue) for fiscal 2011.

The combined civil book-to-sales ratio was 1.09x for the quarter and 1.20x on a trailing 12-month basis.

5.2      Military segments

FISCAL 2011 EXPANSIONS AND NEW INITIATIVES

-     We signed a teaming agreement with Hawker Beechcraft as their ground-based training systems provider for the AT-6 Light Attack and Armed Reconnaissance aircraft;

-     We announced that India's first advanced full-fidelity helicopter simulator, a Bell 412 model, has been certified to Level D by India’s Directorate General Civil Aviation (DGCA) and the European Aviation Safety Agency (EASA). The FFS is located at the Helicopter Academy to Train by Simulation of Flying (HATSOFF), the joint venture owned equally by Hindustan Aeronautics Limited (HAL) and CAE;

-     We were awarded a USAF contract to provide comprehensive KC-135 aircrew training services marking the first time we have won a USAF ATS program as a prime contractor;

-     We demonstrated new capabilities related to unmanned aerial system (UAS) mission training solutions at the world’s largest military simulation and training exhibition – the Interservice/Industry Training Simulation and Education Conference;

-     We acquired, through our subsidiary CAE USA, RTI International’s TAL business unit in order to further expand our offering of land simulation and training solutions. TAL has provided maintenance trainers for the U.S. Army's ground vehicles since the early 1990s. TAL designs, manufactures and delivers full-scale, high-fidelity maintenance trainers as well as virtual desktop trainers for a range of variants of the Bradley Fighting Vehicle, Abrams tanks, and the High Mobility Artillery Rocket System (HIMARS);

-     We took delivery, through HATSOFF, of the civil/conventional variant of the Dhruv simulator cockpit, which will now be installed and integrated with the CAE-built full-mission simulator currently in operation at HATSOFF. The cockpit for the civil/conventional variant of the Dhruv will be ready-for-training in May 2011;

-     CAE, AgustaWestland (a Finmeccanica company) and BAE Systems formed an industry team to pursue the AIR 9000 Phase 7 program in Australia. The AIR 9000 Phase 7 program, also called the Helicopter Aircrew Training System (HATS), is intended to provide a rotary wing training capability for the Australian Navy and Army to meet the future rotary wing training needs of the Australian Defence Forces (ADF).

SIMULATION PRODUCTS/MILITARY

SP/M was awarded $129.8 million in orders this quarter, including:

-     A contract from the United States Navy to design and manufacture a suite of P-3C training devices for the Taiwan Navy. The contract was awarded to CAE USA under the United States foreign military sales program. CAE USA will design and manufacture a P-3C operational flight trainer (OFT) as well as a P-3C operational tactics trainer (OTT);

-     A contract from the United States Navy to perform a major upgrade on an MH-60S operational flight trainer located at Naval Air Station (NAS) North Island. This MH-60S OFT was designed and manufactured by another contractor. CAE will now provide a range of simulator upgrades to this MH-60S OFT, including software updates, new control loading, enhanced instructor operator station and the addition of forward-looking infrared (FLIR) image generators;

-     A contract from Rotorsim, the consortium owned equally by CAE and AgustaWestland, for a CAE 3000 Series FFS replicating the AW139 aircraft. The new AW139 FFS, to be delivered in 2012, will be jointly developed by CAE and AgustaWestland.

28 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

Financial results
(amounts in millions, except operating margins)		FY2011	FY2010	Q4-2011	Q3-2011	Q2-2011	Q1-2011	Q4-2010
Revenue		$586.1	545.6	179.4	153.7	137.2	115.8	149.3
Segment operating income		$101.9	95.7	30.9	28.3	24.7	18.0	25.8
Operating margins	%	17.4	17.5	17.2	18.4	18.0	15.5	17.3
Amortization & depreciation		$9.9	11.3	2.6	2.4	2.4	2.5	2.8
Capital expenditures		$10.1	5.8	3.2	2.5	2.6	1.8	0.9
Capital employed		$201.0	147.0	201.0	229.6	194.5	177.4	147.0
Backlog		$886.6	868.0	886.6	881.0	920.3	921.2	868.0

Revenue up by 17% over last quarter and by 20% compared to the fourth quarter of fiscal 2010

The increase over last quarter was mainly due to higher volume on programs executed in Canada, an increased level of activity on our various NH90 programs, the integration of RTI International’s TAL business unit, acquired in February, and from a contract awarded this quarter to develop a state-of-the-art NMSC in Brunei.

The increase over the fourth quarter of fiscal 2010 was mainly due to higher volume on programs executed in Canada, Germany and Australia and the integration of RTI International’s TAL business unit, acquired in February, partially offset by an unfavourable foreign exchange impact.

Revenue was $586.1 million this year, 7% or $40.5 million higher than last year

The increase in revenue over last year was mainly due to higher volume on programs executed in Canada, Germany and the U.S., partially offset by an unfavourable foreign exchange impact of $22.8 million on the translation of foreign self-sustaining subsidiaries and a decrease in NH90 program revenue, primarily due to the delivery of a major NH90 German program in fiscal 2010.

Segment operating income up by 9% over last quarter and up 20% compared to the fourth quarter of fiscal 2010

Segment operating income was $30.9 million (17.2% of revenue) this quarter, compared to $28.3 million (18.4% of revenue) last quarter and $25.8 million (17.3% of revenue) in the fourth quarter of fiscal 2010.

The increase over last quarter was primarily due to increased volume and better execution on certain programs in Canada. The increase was partially offset by negative annual labour rate adjustments in Germany.

The increase over the fourth quarter of fiscal 2010 was mainly due to increased volume and better execution on certain programs in Canada, Australia and the U.S.

Segment operating income was $101.9 million this year, 6% or $6.2 million higher than last year

Segment operating income was $101.9 million (17.4% of revenue) this year, compared to $95.7 million (17.5% of revenue) last year.

Segment operating income increased mainly due to higher volume in Canada and the U.S., as mentioned above, partially offset by a lower utilization of funds from our research and development cost-sharing programs and an unfavourable foreign exchange impact.

Capital employed decreased by $28.6 million over last quarter and was up $54.0 million over last year

The decrease over last quarter was due to lower non-cash working capital accounts, partially offset by non-cash working capital, goodwill and intangibles arising from the acquisition of RTI International’s TAL business unit.

The increase over last year was mainly due to an increase in non-cash working capital accounts, goodwill and intangible assets.

Backlog up by 2% over last year

(amounts in millions)	FY2011	FY2010
Backlog, beginning of period	$868.0	$893.0
+ orders	558.9	545.7
- revenue	(586.1)	(545.6)
+ / - adjustments	45.8	(25.1)
Backlog, end of period	$886.6	$868.0

Adjustments in fiscal 2011 included an amount of $56.3 million related to the acquisition of RTI International's TAL business unit.

This quarter's book-to-sales ratio was 0.72x. The ratio for the last 12 months was 0.95x.

TRAINING & SERVICES/MILITARY

TS/M was awarded $120.4 million in orders this quarter including:

-     A contract from Lockheed Martin to provide maintenance, logistics, and engineering support services for the USAF C‑130J Maintenance and Aircrew Training System program;

CAE Year-End Financial Results 2011 | 29

Management’s Discussion and Analysis

-     A contract from Lockheed Martin to provide a range of support services including maintenance and integrated logistics support for the CAE-built C-130J training devices operated by the Italian Air Force at the National Training Centre in Pisa, Italy;

-     A contract from Lockheed Martin to provide contractor run maintenance and support services for the RAF’s C-130J training systems located at RAF Lyneham under a program called the UK RAF C-130J Hercules Integrated Operational Support;

-     A contract from Canada’s Department of National Defence (DND) for the Aircraft Technician Training Models program;

-     A contract from Canada’s DND to provide operational research and analysis support services to Canada’s Defence Research and Defence Canada (DRDC) Centre for Operational Research and Analysis (CORA);

-     A seven-year contract by the Commonwealth of Australia to provide aircrew training services for the Royal Australian Air Force’s Multi-Role Tanker Transport (MRTT) aircraft. This contract forms part of CAE’s Management and Support of Australian Defence Forces Aerospace Simulators (MSAAS) contract with the Commonwealth of Australia, running through 2018.

Financial results
(amounts in millions, except operating margins)		FY2011	FY2010	Q4-2011	Q3-2011	Q2-2011	Q1-2011	Q4-2010
Revenue		$279.0	263.1	77.0	67.0	68.6	66.4	68.5
Segment operating income		$45.7	43.9	9.9	10.5	11.5	13.8	9.2
Operating margins	%	16.4	16.7	12.9	15.7	16.8	20.8	13.4
Amortization & depreciation		$14.5	10.2	5.2	3.1	3.3	2.9	2.3
Capital expenditures		$15.2	30.9	3.8	1.5	2.3	7.6	11.4
Capital employed		$187.4	174.2	187.4	193.0	201.7	202.2	174.2
Backlog		$1,262.3	1,193.7	1,262.3	1,234.8	1,270.0	1,226.4	1,193.7

Revenue up by 15% over last quarter and up 12% compared to the fourth quarter of fiscal 2010

The increase over last quarter mainly resulted from a higher level of activity in our Professional Services business in Canada and the U.S., a higher volume of training activity in Canada and increased in-service support for a European contract, partially offset by an unfavourable foreign exchange impact.

The increase over the fourth quarter of fiscal 2010 was mainly due to increased revenue on the U.S. KC-135 ATS program, a higher volume of activity in Canada and increased in-service support for a European contract, partially offset by an unfavourable foreign exchange impact.

Revenue was $279.0 million this year, 6% or $15.9 million higher than last year

The increase was mainly the result of a higher volume of training activity in the U.S. and in our European training centres network, increased revenue on the U.S. KC-135 ATS program and a higher level of activity in our Professional Services business in the U.S., partially offset by an unfavourable foreign exchange impact of $20.7 million on the translation of foreign self-sustaining subsidiaries.

Segment operating income down 6% from last quarter and up 8% compared to the fourth quarter of fiscal 2010

Segment operating income was $9.9 million (12.9% of revenue) this quarter, compared to $10.5 million (15.7% of revenue) last quarter and $9.2 million (13.4% of revenue) in the fourth quarter of fiscal 2010.

The decrease from last quarter was mainly due to negative annual labour rate adjustments related to military contracts in the U.S. and Europe, partially offset by higher Professional Services activity in Canada and increased in-service support for a European contract.

The increase over the fourth quarter of fiscal 2010 was mainly due to an increased volume and better execution of in-service support for European contracts and a different program mix in Canada, partially offset by a negative annual labour rate adjustment related to military contracts in the U.S.

Segment operating income was $45.7 million this year, 4% or $1.8 million higher than last year

Segment operating income was $45.7 million (16.4% of revenue) this year, compared to $43.9 million (16.7% of revenue) last year.

The increase was primarily due to a higher volume of training activity in our European training centres network, partially offset by an unfavourable foreign exchange impact.

Capital employed decreased by $5.6 million over last quarter and increased $13.2 million over last year

The decrease from last quarter was due to decrease in non-cash working capital accounts.

The increase over last year was mainly due to an increase in other assets, property, plant and equipment and non-cash working capital accounts. The increase was partially offset by higher deferred gains and other long-term liabilities.

30 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

Backlog up 6% over last year

(amounts in millions)	FY2011	FY2010
Backlog, beginning of period	$1,193.7	$994.2
+ orders	379.9	423.4
- revenue	(279.0)	(263.1)
+ / - adjustments	(32.3)	39.2
Backlog, end of period	$1,262.3	$1,193.7

Fiscal 2011 adjustments include, in addition to the negative foreign exchange impact resulting from the strong Canadian dollar, revised downward revenue expectations of $21.1 million for contracts acquired in the purchase of DSA, for which work has been delayed.

This quarter's book-to-sales ratio was 1.56x. The ratio for the last 12 months was 1.36x.

CAE Year-End Financial Results 2011 | 31

Management’s Discussion and Analysis

Combined military performance

Revenue was $256.4 million this quarter, compared to $220.7 million last quarter and $217.8 million in the fourth quarter of fiscal 2010. For fiscal 2011, revenue was $865.1 million, compared to $808.7 million for the same period last year. Excluding the negative foreign exchange impact of $43.5 million arising on the translation of self-sustaining foreign subsidiaries when compared to fiscal 2010, fiscal 2011 revenue would have been $908.6 million, representing an increase of $99.9 million or 12%.

Segment operating income was $40.8 million (15.9% of revenue) this quarter, compared to $38.8 million (17.6% of revenue) last quarter and $35.0 million (16.1% of revenue) in the fourth quarter of fiscal 2011. For fiscal 2011, segment operating income was $147.6 million (17.1% of revenue), compared to $139.6 million (17.3% of revenue) for fiscal 2010.

The combined military book-to-sales ratio was 0.98x for the quarter and 1.09x on a trailing 12-month basis.

Combined military unfunded backlog6

The combined military unfunded backlog was $461.4 million at March 31, 2011. This includes contracts such as the KC-135 Aircrew Training System contract, the CF-18 services contract under subcontract with L-3 Communications MAS (Canada) Inc., the C-130 Aircrew Training System contract under subcontract to Lockheed Martin in the U.S., and the MH-60R tactical operational flight trainers for the U.S. Navy.

6.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

-     Cash generated from operations, including timing of milestone payments and management of working capital;

-     Capital expenditure requirements;

-     Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

6.1    Consolidated cash movements

(amounts in millions)	FY2011	FY2010	FY2009	Q4-2011	Q3-2011	Q4-2010
Cash provided by continuing operating
activities*	$284.4	$270.6	$289.5	$91.6	$56.0	$87.6
Changes in non-cash working capital	(37.4)	(3.6)	(95.1)	98.9	(23.8)	61.1
Net cash provided by continuing
operations	$247.0	$267.0	$194.4	$190.5	$32.2	$148.7
Maintenance capital expenditures[6]	(38.2)	(53.5)	(54.5)	(10.8)	(9.2)	(23.0)
Other assets	(25.3)	(13.0)	(5.7)	(8.5)	(8.0)	(3.2)
Proceeds from the sale of property, plant
and equipment	1.5	8.8	-	0.1	0.1	-
Cash dividends	(37.9)	(30.3)	(29.6)	(10.1)	(10.1)	(7.6)
Free cash flow [6]	$147.1	$179.0	$104.6	$161.2	$5.0	$114.9
Growth capital expenditures [6]	(76.7)	(77.4)	(149.2)	(26.3)	(14.8)	(25.5)
Deferred development costs	(22.6)	(14.6)	(10.5)	(6.3)	(7.7)	(5.2)
Other cash movements, net	0.4	5.6	(4.1)	7.4	0.6	1.5
Business acquisitions (net of cash and cash
equivalents acquired)	(74.1)	(34.7)	(41.5)	(49.2)	(3.7)	(5.1)
Joint venture (net of cash and cash
equivalents acquired)	(1.9)	-	-	-	-	-
Effect of foreign exchange rate changes on
cash and cash equivalents	(4.0)	(32.1)	17.7	(2.5)	(4.5)	(11.7)
Net (decrease) increase in cash before
proceeds and repayment of long-term debt	$(31.8)	$25.8	$(83.0)	$84.3	$(25.1)	$68.9
* before changes in non-cash working capital

32 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

Free cash flow was $161.2 million for the quarter [6]

Free cash flow was $156.2 million higher than last quarter and $46.3 million higher than the fourth quarter of fiscal 2010.

The increase from last quarter was mainly due to a favourable change in non-cash working capital and an increase in cash provided by continuing operating activities.

[6] Non-GAAP measure (see Section 3.6).

CAE Year-End Financial Results 2011 | 33

Management’s Discussion and Analysis

The increase compared to the fourth quarter of fiscal 2010 was mainly due to favourable change in non-cash working capital and a decrease in maintenance capital expenditures.

The favourable change in non-cash working capital of $98.9 million this quarter was primarily due to higher accounts payable and accrued liabilities and lower contracts in progress. The favourable change was partially offset by higher accounts receivable.

Free cash flow was $147.1 million this year

Free cash flow was 18% or $31.9 million lower than last year.

The decrease in free cash flow was mainly due to an unfavourable change in non-cash working capital, increased other assets, primarily resulting from investments in our ERP system, and increased dividends paid, partially offset by a decrease in maintenance capital expenditures and an increase in cash provided by continuing operating activities.

The unfavourable change in non-cash working capital of $37.4 million in fiscal 2011 was primarily due to higher accounts receivable and lower deposits on contracts. The unfavourable change was partially offset by lower contracts in progress, in addition to higher accounts payable and accrued liabilities.

Maintenance capital expenditures decreased by $15.3 million while growth capital expenditures decreased by $0.7 million this year

Total capital expenditures of $114.9 million this year included the ongoing investment to grow our training network.

6.2      Sources of liquidity

We have committed lines of credit at floating rates, each provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from these credit facilities to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

The total amount available through these committed bank lines at March 31, 2011 was US$450.0 million (2010 – US$400.0 million and €100.0 million) with an option to increase to a total amount of US$650.0 million, of which US$168.8 million was used for letters of credit (2010 – US$189.7 million). The applicable interest rate on this revolving term credit facility is at our option, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR plus a spread which depends on the credit rating assigned by Standard & Poor’s Rating Services. There were no borrowings under the facilities as at March 31, 2011 nor as at March 31, 2010. Effective April 1, 2011, we amended the agreement to extend the maturity date by two years, from April 2013 to April 2015. As well, the spread over LIBOR has been reduced to reflect current market pricing.

Effective March 31, 2011, we converted non-recourse debt in two of our civil training centres to recourse debt. In doing so, we will obtain full flexibility under the financing to further realize the potential of the training centers and growth opportunities, along with reducing the cost of the financing structure. As at March 31, 2011, the total amount outstanding for these debts was $80.9 million (2010 - $89.5 million).

We have an unsecured Export Development Canada (EDC) Performance Security Guarantee (PSG) account for US$150.0 million. This is an uncommitted revolving facility for performance bonds, advance payment guarantees or similar instruments. As at March 31, 2011, the total outstanding for all these instruments, translated into Canadian dollars, was $63.3 million compared to $100.0 million as at March 31, 2010.

We have a facility of €30.0 million with a European bank for the issuance of bank guarantees and letters of credit, under which approximately $21.5 million was used in support of our European military operations.

We are involved in a program under which we sell certain accounts receivable. In fiscal 2011, we modified the agreements to permit the sale of contracts in progress, and increased the facilities from $50.0 million to $150.0 million. As at March 31, 2011, we sold $54.4 million of accounts receivable (2010 - $36.7 million) and $37.4 million of contracts in progress (2010 – nil).

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will enable the pursued growth of our business, the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

34 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

The following table summarizes the long-term debt:
	As at March 31	As at March 31
(amounts in millions)	2011	2010
Total long-term debt	$474.5	$492.7
Less:
Current portion of long-term debt	26.3	40.1
Current portion of capital lease	4.4	11.0
Long-term portion of long-term debt	$443.8	$441.6

CAE Year-End Financial Results 2011 | 35

Management’s Discussion and Analysis

6.3      Government cost-sharing

We have signed agreements with various governments whereby the latter shares in the cost, based on expenditures incurred by us, of certain R&D programs for modeling and simulation, visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications. We also partner with the government in our new core market initiatives.

During fiscal 2006, we launched Project Phoenix, a $630-million, five-to-six-year R&D initiative to improve leading-edge technologies and to develop additional applications that reinforce our industry position as a world leader in simulation, modeling and services. The Government of Canada agreed, through Technology Partnerships Canada (TPC), to invest up to 30% ($189 million) of the value of the program. We also signed an agreement in fiscal 2007 with the Government of Québec for Investissement Québec (IQ) to contribute up to $31.5 million to Project Phoenix over five years. As at March 31, 2011, Project Phoenix was completed and we no longer have outstanding contributions for this project.

During fiscal 2009, we announced that we will invest up to $714 million in Project Falcon, an R&D program that will continue over five years. The goal of Project Falcon is to expand our modeling and simulation technologies, develop new ones and increase our capabilities beyond training into other areas of the aerospace and defence market, such as analysis and operations. Concurrently, the Government of Canada agreed to participate in Project Falcon through a repayable investment of up to $250 million made through the Strategic Aerospace and Defence Initiative (SADI), which supports strategic industrial research and pre-competitive development projects in the aerospace, defence, space and security industries (refer to Notes 1 and 12 of our consolidated financial statements).

During fiscal 2010, we announced that we will invest up to $274 million in Project New Core Markets, an R&D program extending over seven years. The aim is to leverage our modeling, simulation and training services expertise into the new markets of healthcare, mining and energy. The Québec government agreed to participate up to $100 million in contributions related to costs incurred before the end of fiscal 2016.

In addition to these programs, we have also signed, in previous years, R&D agreements with the Government of Canada, in order to share in a portion of the specific costs incurred by us on previous R&D programs.

You will find more details in Note 22 of our consolidated financial statements.

6.4      Contractual obligations

We enter into contractual obligations and commercial commitments in the normal course of our business. These include debentures and notes and others. The table below shows when they mature.

36 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

Contractual obligations
As at March 31, 2011 (amounts in millions)	2012	2013	2014	2015	2016	Thereafter	Total
Long-term debt (excluding interest)	$27.1	$57.5	$50.4	$33.4	$27.4	$251.5	$447.3
Capital leases (excluding interest)	4.4	4.4	4.7	4.9	3.0	8.4	29.8
Operating leases	60.2	47.5	41.2	33.3	19.5	112.3	314.0
Purchase obligations	2.1	1.1	0.2	0.1	-	-	3.5
	$93.8	$110.5	$96.5	$71.7	$49.9	$372.2	$794.6

We also had total availability under the committed credit facilities of US$281.2 million available as at March 31, 2011 compared to US$210.3 million and €100.0 million at March 31, 2010.

We have purchase obligations related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at approximate times.

As at March 31, 2011 we had other long-term liabilities that are not included in the table above. These include some accrued pension liabilities, deferred revenue, deferred gains on assets and various other long-term liabilities. Cash obligations on accrued employee pension liability depend on various elements including market returns, actuarial gains and losses and the interest rate.

We did not include future income tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry-forwards available.

CAE Year-End Financial Results 2011 | 37

Management’s Discussion and Analysis

7.     CONSOLIDATED FINANCIAL POSITION[7]

7.1       Consolidated capital employed

	As at March 31	As at March 31
(amounts in millions)	2011	2010
Use of capital:
Current assets	$1,022.2	$963.0
Less: cash and cash equivalents	(276.4)	(312.9)
Current liabilities	(762.9)	(741.6)
Less: current portion of long-term debt	30.7	51.1
Non-cash working capital[7]	$13.6	$(40.4)
Property, plant and equipment, net	1,180.1	1,147.2
Other long-term assets	655.6	511.7
Other long-term liabilities	(381.8)	(282.9)
Total capital employed	$1,467.5	$1,335.6
Source of capital:
Current portion of long-term debt	$30.7	$51.1
Long-term debt	443.8	441.6
Less: cash and cash equivalents	(276.4)	(312.9)
Net debt[7]	$198.1	$179.8
Shareholders’ equity	1,269.4	1,155.8
Source of capital	$1,467.5	$1,335.6

Capital employed increased 10% over last year

The increase was mainly the result of an increase in other long-term assets, non-cash working capital and property, plant and equipment, partially offset by an increase in other long-term liabilities.

Our return on capital employed7 (ROCE) was 12.9% (12.3% adjusted for operating leases) this year compared to 11.4%
(10.9% adjusted for operating leases) for last year.

Non-cash working capital increased by $54.0 million

The increase was mainly due to an increase in accounts receivable, income taxes recoverable and prepaid expenses, in addition to a decrease in deposits on contracts. The increase was partially offset by higher accounts payable and accrued liabilities.

Net property, plant and equipment up $32.9 million

The increase was mainly due to capital expenditures of $114.9 million and property, plant and equipment acquired in business combinations of $8.9 million, partially offset by depreciation of $74.8 million and foreign exchange of $16.9 million.

Net debt higher than last year

The increase was largely caused by a decrease in cash before proceeds and repayment of long-term debt, partially offset by the effect of foreign exchange rate changes on long-term debt.

[7] Non-GAAP measure (see Section 3.6).

38 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

Change in net debt
	As at March 31	As at March 31
(amounts in millions)	2011	2010
Net debt, beginning of period	$179.8	$285.1
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	31.8	(25.8)
Business acquisitions, joint ventures and others	(2.6)	14.8
Effect of foreign exchange rate changes on long-term debt	(10.9)	(94.3)
Increase (decrease) in net debt during the period	$18.3	$(105.3)
Net debt, end of period	$198.1	$179.8

CAE Year-End Financial Results 2011 | 39

Management’s Discussion and Analysis

Shareholders’ equity

The $113.6 million increase in equity was mainly because of net earnings of $169.8 million, partially offset by dividends of $37.9 million and an increase in the other comprehensive loss of $24.7 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares, and an unlimited number of preferred shares issued in series. We had a total of 256,964,756 common shares issued and outstanding as at March 31, 2011 with total share capital of $445.9 million. We also had 6,020,489 options outstanding of which 2,345,225 were exercisable. We have not issued any preferred shares to date.

As at April 30, 2010, we had a total of 256,973,327 common shares issued and outstanding.

Dividend policy

We paid a dividend of $0.04 per share in each quarter of fiscal 2011 with the exception of the first quarter of fiscal 2011 in which we paid a dividend of $0.03 per share. These dividends were eligible under the Income Tax Act (Canada) and its provincial equivalents.

Our Board of Directors has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy once a year based on the cash requirements of our operating activities, liquidity requirements and projected financial position. We expect to pay dividends of approximately $41.1 million in fiscal 2012 based on our current dividend policy and the 257 million common shares outstanding as at March 31, 2011.

Guarantees

We issued letters of credit and performance guarantees for $153.7 million in the normal course of business this year which are not recognized in the consolidated balance sheet, compared to $209.1 million last fiscal year. The amount was lower this year due to a decrease in advance payment obligations.

Pension obligations

We maintain defined benefit and defined contribution pension plans. We expect to contribute approximately $7.6 million more than the annual required contribution for current services to satisfy a portion of the underfunded liability of the defined benefit pension plan.

7.2      Variable interest entities

Note 25 to the consolidated financial statements summarizes, by segment, the total assets and total liabilities of the significant entities in which we have a variable interest (variable interest entities or VIEs). They are listed by segment and include sale and leaseback structures and partnership arrangements.

Sale and leaseback

We have entered into sale and leaseback arrangements with special purpose entities (SPEs). These arrangements relate to FFSs used in our training centres for both the military and civil aviation segments. These leases expire at various dates up to 2023, except for an arrangement that expires in 2037. Typically, we have the option to purchase the equipment at a specific purchase price at a specific time during the term of the lease. Some leases include renewal options at the end of the term. In some cases, we provided guarantees of the residual value of the equipment at the expiry date of the leases or at the date we exercise our purchase option.

These SPEs are financed by the collateralized long-term debt and third-party equity investors who, in certain cases, benefit from tax incentives. The equipment serves as collateral for the SPEs’ long-term debt.

Our variable interests in these SPEs are solely through fixed purchase price options and residual value guarantees, except in one case where it is in the form of equity and a subordinated loan.

Some of these SPEs are VIEs. At the end of fiscal 2011 and 2010, we were the primary beneficiary for one of them. The assets and liabilities of the VIE are fully consolidated into our consolidated financial statements as at March 31, 2011 and 2010, even before we classified it as a VIE and CAE as being the primary beneficiary.

40 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

We are not the primary beneficiary for any of the other SPEs that are VIEs, and consolidation is not appropriate under Accounting Guideline (AcG)-15 of the Canadian Institute of Chartered Accountants Handbook. Our maximum potential exposure to losses relating to these non-consolidated SPEs was $37.1 million at the end of fiscal 2011 ($38.7 million in 2010).

Partnership arrangements

We enter into partnership arrangements to provide manufactured military simulation products and training and services for the military and civil segments. As well, we formed a limited partnership with two other parties to provide qualifying customers competitive lease financing for our civil flight simulation equipment (financing vehicle).

Our involvement with entities related to these partnership arrangements is mainly through investments in their equity and/or in subordinated loans and through manufacturing and long-term training and services contracts. While some of these entities are VIEs, we are not the primary beneficiary so these entities have not been consolidated. Except for the financing vehicle partnership, we continue to account for these investments under the equity method and record our share of the net earnings or losses based on the terms of the partnership arrangement. We account for the financing vehicle partnership as an available-for-sale financial instrument.

As at March 31, 2011 and 2010, our maximum off balance sheet exposure to losses related to these non-consolidated VIEs, other than from their contractual obligations, was not material.

7.3      Off balance sheet arrangements

Most of our off balance sheet obligations are from operating lease obligations related to two segments:

-     The TS/C segment, which operates a fleet of 156 simulators in our and other training centres. We have entered into sale and leaseback transactions with a number of different financial institutions and treat them as operating leases;

-     The TS/M segment, which operates a training centre for the MSH project with the U.K. Ministry of Defence to provide simulation training services. The operating lease commitments are between the operating company (which has the service agreement with the U.K. Ministry of Defence) and the asset company (which owns the assets). These leases are non recourse to us.

The sale and leaseback of certain FFSs installed in our global network of training centres is a key element in our current financing strategy to support investment in the civil and military training and services business. It provides us with a cost-effective, long-term source of fixed-cost financing. A sale and leaseback transaction can only be executed after a FFS has received certification by regulatory authorities and is installed and available to customers for training.

Sale and leaseback transactions are generally structured as leases with an owner participant. Before completing a sale and leaseback transaction, we record the cost to manufacture the simulator as a capital expenditure and include it as a fixed asset on the consolidated balance sheet. When the sale and leaseback transaction is executed, we record the transaction as a disposal of a fixed asset and the cash proceeds are comparable to the fair market value of the FFS.

We record the difference between the proceeds received and our manufacturing cost (roughly the margin that we would record if we had completed a FFS sale to a third party) under deferred gains and other long-term liabilities. We then amortize it over the term of the sale and leaseback transaction as a reduction of rental expense, net of the guaranteed residual value where appropriate. At the end of the term of the sale and leaseback transaction, we take the guaranteed residual value into income if the value of the underlying FFS has not decreased.

We did not enter into any additional sale and leaseback transactions classified as operating leases this year and as a result, proceeds from the sale and leaseback of assets are nil for this year and last year.

The table below lists sale and leaseback transactions for FFSs that were in service in TS/C training centres as of March 31, 2011. They appear as operating leases in our consolidated financial statements.

CAE Year-End Financial Results 2011 | 41

Management’s Discussion and Analysis

Existing FFSs under sale and leaseback
(amounts in millions unless otherwise noted)	Fiscal year	Number of FFSs (units)	Lease obligations	Initial term (years)	Imputed interest rate	Unamortized deferred gain	Residual value guarantee
SimuFlite	2002 to 2005	15	$91.3	10 to 20	5.0% to 6.7%	$10.4	$-
CAE Inc.	2000 to 2002	3	25.0	20 to 21	6.4% to 7.6%	16.9	13.1
CAE Civil Aviation Training
Solutions Inc.	2003	4	36.1	20	5.0%	15.7	-
Zhuhai Xiang Yi Aviation
Technology Company
Limited joint venture(1)	2003	5	12.4	15	3.0%	-	-
Other	-	2	5.0	8	6.6% to 7.0%	-	-
Total		29	$169.8			$43.0	$13.1
Annual lease payments (upcoming 12 months)			$31.9

(1) We have a 49% interest in this joint venture.

The rental expenses related to operating leases of the FFSs under the sale and leaseback arrangements were $25.4 million for fiscal 2011, compared to $27.4 million last year.

You can find more details about operating lease commitments in Notes 21 and 25 to the consolidated financial statements.

7.4      Financial instruments

We are exposed to various financial risks in the normal course of business. We enter into forward and swap contracts to manage our exposure to fluctuations in foreign exchange rates, interest rates and changes in share price which have an effect on our stock-based compensation costs. We also continually assess whether the derivatives we use in hedging transactions are effective in offsetting changes in fair value or cash flows of hedged items. We enter into these transactions to reduce our exposure to risk and volatility, and not for speculative reasons. We only deal with highly rated counterparties.

42 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

Fair value of financial instruments

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. The fair value of a financial instrument is determined by reference to the available market information at the balance sheet date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, we primarily use external, readily observable market data, when available. Assumptions or inputs that are not based on observable market data incorporate our best estimates of market participant assumptions, and are used when external data is not available. Counterparty credit risk and our own credit risk have been taken into account when estimating the fair value of all financial assets and financial liabilities, including derivatives.

We used the following assumptions and valuation methodologies to estimate the fair value of financial instruments:

-     The fair value of cash and cash equivalents, restricted cash, accounts receivable, contracts in progress, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

-     The fair value of capital leases are estimated using the discounted cash flow method;

-     The fair value of long-term debt, the long-term obligation and long-term receivables (including advances) are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

-     The fair value of derivative instruments (including forward contracts, swap agreements and embedded derivatives with economic characteristics and risks that are not clearly and closely related to those of the host contract) are determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate, adjusted for CAE’s and the counterparty’s credit risk. Assumptions are based on market conditions prevailing at each balance sheet date. Derivative instruments reflect the estimated amounts that we would receive or pay to settle the contracts at the balance sheet date;

-     The fair value of available-for-sale investments which do not have readily available market value is estimated using a discounted cash flow model, which includes some assumptions that are not supportable by observable market prices or rates.

A description of the fair value hierarchy is discussed in Note 18 of our consolidated financial statements.

Financial risk management

Due to the nature of the activities that we carry out and as a result of holding financial instruments, we are primarily exposed to credit risk, liquidity risk and market risk, especially foreign currency risk and interest rate risk.

Derivative instruments are utilized by us to manage market risk against the volatility in foreign exchange rates, interest rates and stock-based compensation in order to minimize their impact on our results and financial position. Short-term and long-term derivative assets have been included as part of accounts receivable and other assets respectively. Short-term and long-term derivative liabilities have been included as part of accounts payable and accrued liabilities, and other long-term liabilities respectively.

Embedded derivatives are recorded at fair value separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract. We may enter into freestanding derivative instruments which are not eligible for hedge accounting, to offset the foreign exchange exposure of embedded foreign currency derivatives. In such circumstances, both derivatives are carried at fair value at each balance sheet date with the change in fair value recorded in consolidated net earnings.

Our policy is not to utilize any derivative financial instruments for trading or speculative purposes. We may choose to designate derivative instruments, either freestanding or embedded, as hedging items. This process consists of matching derivative hedging instruments to specific assets and liabilities or to specific firm commitments or forecasted transactions. To some extent, we use non‑derivative financial liabilities to hedge foreign currency exchange rate risk exposures.

Credit risk

Credit risk is defined as our exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with us. We are exposed to credit risk on our account receivables and certain other assets through our normal commercial activities. We are also exposed to credit risk through our normal treasury activities on our cash and cash equivalents, and derivative assets.

Credit risks arising from our normal commercial activities are managed in regards to customer credit risk. An allowance for doubtful accounts is established when there is a reasonable expectation that we will not be able to collect all amounts due according to the original terms of the receivables (see Note 5 of the consolidated financial statements). When a trade receivable is uncollectible, it is written-off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written-off are recognized in earnings.

Our customers are primarily established companies with publicly available credit ratings and government agencies, which facilitates risk monitoring. In addition, we typically receive substantial deposits on contracts. We closely monitor our exposure to major airlines in order to mitigate our risk to the extent possible. Furthermore, our trade accounts receivable are not concentrated to any specific customers but rather are from a wide range of commercial and government organizations. As well, our credit exposure is further reduced by the sale of certain of our accounts receivable and contracts in progress to a third-party for cash consideration on a non‑recourse basis. We do not hold any collateral as security. The credit risk on cash and cash equivalents are mitigated by the fact that they are in place with a diverse syndicate of major Japanese, North American and European financial institutions.

CAE Year-End Financial Results 2011 | 43

Management’s Discussion and Analysis

We are exposed to credit risk in the event of non-performance by counterparties to our derivative financial instruments. We use several measures to minimize this exposure. First we enter into contracts with counterparties that are of high-credit quality (mainly A‑rated or better). We signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with the majority of counterparties with whom we trade derivative financial instruments. These agreements make it possible to apply full netting when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by us or our counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, we monitor the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

Liquidity risk

Liquidity risk is defined as the potential that we cannot meet our cash obligations as they become due.

We manage this risk by establishing detailed cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a detailed forecast of our consolidated liquidity position, for adequacy and efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, growth requirements and capital expenditures, and the maturity profile of indebtedness, including off-balance sheet obligations. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations. In managing our liquidity risk, we have access to a revolving unsecured credit facility of US$450.0 million, with an option to increase to a total amount of up to US$650.0 million.  As well, we have agreements to sell certain of our accounts receivable and contracts in progress for an amount up to $150.0 million. We also regularly monitor any financing opportunities to optimize our capital structure and maintain appropriate financial flexibility.

Market risk

Market risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. We are mainly exposed to foreign currency risk and interest rate risk.

Foreign currency risk

Foreign currency risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of the fluctuations in foreign exchange rates. We are exposed to foreign currency rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency. As well, our foreign operations are self‑sustaining and these foreign operations’ functional currencies are other than the Canadian dollar (in particular the U.S. dollar [USD], euro [€] and British pounds [GBP or £]). Our related exposure to the foreign currency rates is primarily through cash and cash equivalents and other working capital elements of these foreign operations.

We also mitigate foreign currency risks, by having our foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

We use forward foreign currency contracts and foreign currency swap agreements to manage our exposure from transactions in foreign currencies and to synthetically modify the currency of exposure of certain balance sheet items. These transactions include forecasted transactions and firm commitments denominated in foreign currencies.

Our foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held-to-maturity, consistent with the objective to fix currency rates on the hedged item.

Our policy is to hedge new foreign currency-denominated manufacturing contracts when they are signed and executed. We generally hedge future revenue exposure when contracts are signed. We also create portfolios of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the high-level volatility of the Canadian dollar versus the U.S. currency. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.

We reduce the risk associated with the signed contracts by entering into forward exchange contracts (see Note 18 of the consolidated financial statements for more details). At the end of fiscal 2011, approximately 30% of the total value of the outstanding contracts was not hedged. The non-hedged portion results from partial hedging of the contracts in order to take advantage of the natural hedge provided by project costs in the same currency as the contract.

We enter into foreign exchange forward contracts to manage our exposure when we make a sale in a foreign currency. The amount and timing of the maturity of these forward contracts vary depending on a number of factors, including milestone billings and the use of foreign materials and/or sub-contractors. We had $621.4 million Canadian dollar equivalent in forward contracts at the end of fiscal 2011 ($133.0 million on buy contracts and $488.4 million on sales contracts), compared to $481.1 million ($103.6 million on buy contracts and $377.5 million on sales contracts) at the end of the previous year. The increase on sales contracts was mainly because of a higher number of foreign currency denominated revenue contracts being hedged.

Foreign currency sensitivity analysis

Foreign currency risk arises on financial instruments that are denominated in a foreign currency. Assuming a reasonably possible strengthening of 5% in the relevant foreign currency against the Canadian dollar for the year ended March 31, 2011, the pre-tax effects on net earnings would have been a negative net adjustment of $4.9 million (2010 – negative net adjustment of $2.9 million) and a negative net adjustment of $23.0 million (2010 – negative net adjustment of $19.1 million) on other comprehensive income.

44 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

Interest rate risk

Interest rate risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of the fluctuations in interest rates. We bear some interest rate fluctuation risk on our floating rate long-term debt and some fair value risk on our fixed interest long-term debt. We mainly manage interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. We also have a floating rate debt through an unhedged bank borrowing, a specific fair value hedge and other asset-specific floating rate debt. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to synthetically convert interest rate exposures are mainly on interest rate swap agreements.

We use financial instruments to manage our exposure to changing interest rates and to adjust our mix of fixed and floating interest rate debt on long-term debt. The mix was 74% fixed-rate and 26% floating-rate at the end of this year (2010 – 74% fixed rate and 26% floating rate).

Our interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held-to-maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements. As a result, the changes in variable interest rates do not have a significant impact on the consolidated net earnings and OCI.

Interest rate risk sensitivity analysis

In fiscal 2011 and fiscal 2010, a 1% increase/decrease in interest rate would not have a significant impact on our net earnings and other comprehensive income.

Stock-based compensation cost

We have entered into equity swap agreements with a major Canadian financial institution to reduce our cash and net earnings exposure to fluctuations in our share price relating to the Deferred Share Unit (DSU) and Long-Term Incentive Deferred Share Unit (LTI-DSU) programs. Pursuant to the agreement, we receive the economic benefit of dividends and a share price appreciation while providing payments to the financial institution for the institution’s cost of funds and any share price depreciation. The net effect of the equity swaps partly offset movements in our share price impacting the cost of the DSU and LTI-DSU programs and are reset monthly. As at March 31, 2011, the equity swap agreements covered 2,755,000 common shares (2010 – 2,155,000) of the Company.

Hedge of self-sustaining foreign operations

As at March 31, 2011, we have designated a portion of our senior notes totalling US$105.0 million (2010 – US$138.0 million) as a hedge of self-sustaining foreign operations. Gains or losses on the translation of the designated portion of our senior notes are recognized in OCI to offset any foreign exchange gains or losses on translation of financial statements of self-sustaining foreign operations.

Refer to the Consolidated Statements of Comprehensive Income for the total amount of the change in fair value of financial instruments designated as cash flow hedges recognized in income for the period and total amount of gains and losses recognized in other comprehensive income. Also, refer to Note 18 of the consolidated financial statements for the classification of financial instruments and to Note 19 of the consolidated financial statements for amounts of gains and losses associated with financial instruments, including derivatives not designated in a hedging relationship.

8.     ACQUISITIONS, BUSINESS COMBINATIONS AND DIVESTITURES

8.1      Acquisitions

Fiscal 2011 acquisitions

We had transactions for a total cost, including acquisition costs of $79.0 million settled in cash. The total cost does not include potential additional consideration of $5.6 million that is contingent on certain conditions being satisfied.

Datamine Corporate Limited

We acquired Datamine Corporate Limited (Datamine). Datamine is a supplier of mining optimization software tools and services.

Academia Aeronautica de Evora S.A.

We acquired the remaining non-controlling interest of Academia Aeronautica de Evora S.A.

CAE Year-End Financial Results 2011 | 45

Management’s Discussion and Analysis

Century Systems Technologies Inc.

We acquired Century Systems Technologies Inc. (Century). Century is a supplier of geological data management and governance systems to the mining industry.

RTI International’s Technology Assisted Learning

We acquired the assets of RTI International’s Technology Assisted Learning (TAL) business unit. TAL designs, manufactures and delivers maintenance trainers as well as virtual desktop trainers.

46 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

CHC Helicopter’s Helicopter Flight Training Operations

We acquired the assets of CHC Helicopter’s Helicopter Flight Training Operations (CHC Helicopter’s HFTO) in order to provide training to helicopter pilots and maintenance engineers as well as provide general training, pilot provisioning and search and rescue training support.

The allocation of the purchase price for Datamine, Century, TAL and CHC Helicopter’s HFTO are preliminary and are expected to be completed in the near future.

The net assets of CHC Helicopter’s HFTO, Century and Datamine are included in the Training & Services/Civil segment. The net assets of TAL are included in Simulation Products/Military. The above-listed acquisitions were accounted for under the purchase method and the operating results have been included from their acquisition date.

In fiscal 2011, we recorded additional purchase price of $1.7 million for previous years’ acquisitions. Remaining potential additional consideration for fiscal 2010 acquisitions amounts to $26.9 million that is contingent on certain conditions being satisfied.

A summary of the total net assets of all acquisitions is included in Note 3 of our consolidated financial statements.

9.     BUSINESS RISK AND UNCERTAINTY

We operate in several industry segments that have various risks and uncertainties. Management and the Board discuss the principal risks facing our business, particularly during the annual strategic planning and budgeting processes. The risks and uncertainties described below are risks that could materially affect our business, financial condition and results of operation. These risks are categorized as industry-related risks, risks specific to CAE and risks related to the current market environment. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Management attempts to mitigate risks that may affect our future performance through a process of identifying, assessing, reporting and managing risks that are significant from a corporate perspective.

9.1      Risks relating to the industry

Competition

We sell our simulation equipment and training services in highly competitive markets. New entrants are emerging and others are positioning themselves to try to take greater market share. Some of our competitors are larger than we are, and have greater financial, technical, marketing, manufacturing and distribution resources. In addition, some competitors have well-established relationships with, or are important suppliers to, aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects for these organizations. In particular, we face competition from Boeing, which has pricing and other competitive advantages over us with respect to training, update and maintenance services related to Boeing aircraft simulators. Boeing has a licencing model for new Boeing civil aircraft simulators which includes a requirement for simulator manufacturers and service training operators to pay Boeing a royalty to manufacture, update or upgrade a simulator, and to provide training services on new Boeing simulators.

We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to us. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past.

The recessionary economy and credit constraints for civil market products that prevailed in 2008-2009 lead to heightened competition for each available sale. This in turn led to a reduction in profit on sales won during that period. Should such conditions recur again, we could experience further price and margin erosion.

Level and timing of defence spending

CAE Year-End Financial Results 2011 | 47

Management’s Discussion and Analysis

A significant portion of our revenue comes from sales to military customers around the world. In fiscal 2011, for example, sales by the SP/M and TS/M segments accounted for 53% of our revenue. We are either the primary contractor or a subcontractor for various programs by Canadian, U.S., European, and other foreign governments. If funding for a government program is cut, we could lose future revenue, which could have a negative effect on our operations. If countries we have contracts with significantly lower their military spending, there could be a material negative effect on our sales and earnings. Budgetary reviews and delays, such as that experienced in the U.S. in the beginning of calendar 2011, can push contract executions out in time and result in delayed recognition of revenue.

Civil aviation industry

A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industry.

If jet fuel prices attain high levels for a sustained period, there could be a greater impetus for airlines to replace older, less fuel‑efficient aircraft. However, higher fuel costs could also limit the airlines’ available financial resources, and could potentially cause deliveries of new aircraft to be delayed or cancelled. Airlines may slow capacity growth or cut capacity should sustained high fuel costs make the availability of such capacity not economically viable. Such a reaction would negatively affect the demand for our training equipment and services.

Constraints in the credit market may reduce the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services, and the purchase of our products.

We are also exposed to credit risk on accounts receivable from our customers. We have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of our customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and, in some instances, require a bank letter of credit to secure our customers’ payments to us.

Regulatory rules imposed by aviation authorities

We are required to comply with regulations imposed by aviation authorities. These regulations may change without notice, which could disrupt our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the U.S. Federal Aviation Administration, could mean we have to make unplanned modifications to our products and services, causing delays or resulting in cancelled sales. We cannot predict the impact that changing laws or regulations might have on our operations. Any changes could have a materially negative effect on our results of operations or financial condition.

Sales or licences of certain CAE products require regulatory approvals and compliance

The sale or licence of many of our products is subject to regulatory controls. These can prevent us from selling to certain countries and require us to obtain from one or more governments an export licence or other approvals to sell certain technology such as military related simulators or other training equipment, including military data or parts. These regulations change often and we cannot be certain that we will be permitted to sell or license certain products to customers, which could cause a potential loss of revenue for us.

If we fail to comply with government laws and regulations related to export controls and national security requirements, we could be suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability, and could have a negative effect on our reputation and ability to procure other government contracts in the future.

Government-funded military programs

Like most companies that supply products and services to governments, we can be audited and reviewed from time to time. Any adjustments that result from government audits and reviews may have a negative effect on our results of operations. Some costs may not be reimbursed or allowed in negotiations of fixed-price contracts. As a result, we may also be subject to a higher risk of legal actions and liabilities than companies that cater only to the private sector, which could have a materially negative effect on our operations.

9.2      Risks relating to the Company

Product evolution

The civil aviation and military markets we operate in are characterized by changes in customer requirements, new aircraft models and evolving industry standards. If we do not accurately predict the needs of our existing and prospective customers or develop product enhancements that address evolving standards and technologies, we may lose current customers and be unable to bring on new customers. This could reduce our revenue. The evolution of the technology could also have an impact on the value of our fleet of FFSs.

Research and development activities

We carry out some of our R&D initiatives with the financial support of government, including the Government of Québec through IQ and the Government of Canada through SADI. We may not, in the future, be able to replace these existing programs with other government risk-sharing programs of comparable benefit to us, which could have a negative impact on our financial performance and research and development activities.

Fixed-price and long-term supply contracts

We provide our products and services mainly through fixed-price contracts that require us to absorb cost overruns, even though it can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that run up to 20 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations.

48 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

Procurement and OEMs encroachment

We are required to procure data, parts, equipment and many other inputs from a wide variety of OEMs and sub-contractors. We are not always able to find two or more sources for inputs we need, and in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business.

Warranty or other product-related claims

We manufacture simulators that are highly complex and sophisticated. These may contain defects that are difficult to detect and correct. If our products fail to operate correctly or have errors, there could be warranty claims or we could lose customers. Correcting these defects could require significant capital investment. If a defective product is integrated into our customer’s equipment, we could face product liability claims based on damages to the customer’s equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

CAE Year-End Financial Results 2011 | 49

Management’s Discussion and Analysis

Product integration and program management risk

Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated. While we believe we have recorded adequate provisions for risks of losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts.

Protection of intellectual property

We rely in part on trade secrets and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries.

Intellectual property

Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. We may not be able to obtain this data on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licenses on terms that are commercially acceptable, if at all.

Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

Key personnel

Our continued success will depend in part on our ability to retain and attract key personnel with the relevant skills, expertise and experience. Our compensation policy is designed to mitigate this risk.

Environmental liabilities

We use, generate, store, handle and dispose of hazardous materials at our operations, and used to at some of our discontinued or sold operations. Past operators at some of our sites also carried out these activities.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we have given may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

We have made provisions for claims we know about and remediation we expect will be required, but there is a risk that our provisions are not sufficient.

In addition, our discontinued operations are largely uninsured against such claims, so an unexpectedly large environmental claim against a discontinued operation could reduce our profitability in the future.

Liability claims arising from casualty losses

Because of the nature of our business, we may be subject to liability claims, including claims for serious personal injury or death, arising from:

-     Accidents or disasters involving training equipment we have sold or aircraft for which we have provided training equipment or services;

-     Our pilot provisioning;

-     Our live flight training operations.

We may also be subject to product liability claims relating to equipment and services that our discontinued operations sold in the past. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Integration of businesses acquired

The success of our acquisitions depends on our ability to crystallize synergies both in terms of successfully marketing our broadened product offering as well as efficiently consolidating the operations of the business acquired into our existing operations.

Our ability to penetrate new markets

We are attempting to leverage our knowledge, experience and best practices in simulation-based aviation training and optimization to penetrate the new markets of simulation-based training in healthcare, mining and energy.

As we enter these new markets, unforeseen difficulties and expenditures could arise, which may have an adverse effect on our operations, profitability and reputation. Penetrating new markets is inherently more difficult than managing within our already established core markets. The risks associated with entering new markets are greater; however, we believe there is potential for CAE to develop material revenues in these new business areas over the long term.

Enterprise resource planning

We are investing time and money in an ERP system. If the system does not operate as expected or when expected, it may be difficult for us to claim compensation or correction from any third party. We may not be able to realize the expected value of the system and this may have a negative effect on our operations, profitability and reputation.

50 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

Length of sales cycle

The sales cycle for our products and services is long and unpredictable, ranging from 6 to 18 months for civil aviation applications and from 6 to 24 months or longer for military applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a quarter that has no corresponding revenue will affect our operating results and could increase the volatility of our share price. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

9.3      Risks relating to the market

Foreign exchange

Our operations are global with nearly 90% of our revenue generated in foreign currencies, mainly the U.S. dollar, the euro and the British pound. Our revenue is divided approximately one-third in each of the U.S, Europe and the rest of the world.

Our Canadian operations generate approximately 39% of our revenues with a large portion of our operating costs in Canadian dollars. When the Canadian dollar increases in value, it negatively affects our foreign currency-denominated revenue and hence our financial results. When the Canadian dollar decreases in value, it negatively affects our foreign currency-denominated costs and our competitive position compared to other equipment manufacturers in jurisdictions where operating costs are lower. We have various hedging programs to partially offset this exposure. However, our currency hedging activities do not entirely mitigate foreign exchange risk and provide only short-term offsetting benefits.

Business conducted through our foreign operations – mainly Military and Civil training and services – are substantially based in local currencies. A natural hedge exists by virtue of revenues and operating expenses being in like currencies. However, we face unhedged currency translation exposure with these operations since we consolidate results in Canadian dollars for financial reporting purposes.

Availability of capital

Our main credit facility, which was refinanced in April 2011, is up for renewal in April 2015. We cannot determine at this time whether the credit facility will be renewed at the same cost, for the same duration and on similar terms as were previously available this year.

Pension plans

Pension funding is based on actuarial estimates and is subject to limitations under applicable income tax and other regulations. Actuarial estimates prepared during the year were based on assumptions related to projected employee compensation levels at the time of retirement and the anticipated long-term rate of return on pension plan assets. The actuarial funding valuation reports determine the amount of cash contributions that we are required to contribute into the registered retirement plans. Our latest pension funding reports show the pension plans to be in a solvency deficit position. Therefore, we are required to make cash funding contributions. If this reduced level of pension fund assets persists to the date of the next funding valuations, we will be required to increase our cash funding contributions, reducing the availability of such funds for other corporate purposes.

Doing business in foreign countries

We have operations in over 20 countries and sell our products and services to customers around the world. Sales to customers outside Canada and the U.S. made up approximately 60% of revenue in fiscal 2011. We expect sales outside Canada and the U.S. to continue to represent a significant portion of revenue in the foreseeable future. As a result, we are subject to the risks of doing business internationally.

These are the main risks we are facing:

-    Change in laws and regulations;

-    Tariffs, embargoes, controls and other restrictions;

-    General changes in economic and geopolitical conditions;

-    Complexity and risks of using foreign representatives and consultants.

CAE Year-End Financial Results 2011 | 51

Management’s Discussion and Analysis

10.  CHANGES IN ACCOUNTING POLICIES

10.1   Significant changes in accounting policies – fiscal 2011

We prepare our financial statements in accordance with Canadian GAAP as published by the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) in its Handbook Sections, Accounting Guidelines (AcG) and Emerging Issues Committee (EIC) Abstracts.

There were no significant changes in accounting standards this year.

10.2   Future changes in accounting standards

We will cease to prepare our consolidated financial statements in accordance with Canadian GAAP as set out in Part V of the CICA Handbook – Accounting (Canadian GAAP) for the year beginning on April 1, 2011 when we will start to apply International Financial Reporting Standards as published by the International Accounting Standards Board as set out in Part I of the CICA Handbook – Accounting as our primary basis of accounting. Consequently, future accounting changes to Canadian GAAP that are effective for periods beginning on or after April 1, 2011 are not discussed. We do not expect to publish any financial statements in the future under Canadian GAAP.

52 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP for publicly accountable enterprises. While Canadian GAAP and IFRS are both principles based and use comparable conceptual frameworks, there are significant recognition, measurement, presentation and disclosure differences.

Beginning with the first quarter of fiscal 2012, our interim and annual financial statements will be prepared in accordance with IFRS.

Readers are cautioned that the following information is provided solely for the purpose of allowing investors and others to obtain a better understanding of our IFRS changeover plan and the resulting expected effects on our financial statements; the information may not be appropriate for any other use. The accounting policy differences and impacts identified should not be considered complete or final as the information presented below reflects our current assumptions, estimates and expectations, all of which are subject to change. Changes to IFRS, other regulations or economic conditions may also impact the following information. In addition, financial decisions on accounting policies are not required to be made until the preparation of the fiscal 2012 annual financial statements is complete.

Our IFRS changeover plan

We are implementing our detailed conversion plan to transition to IFRS from Canadian GAAP. We have created an IFRS transition group that includes finance managers from our corporate function and from the different segments as well as contributors from other business groups affected by the change. As well, various IFRS-project committees have been established to whom we provide updates on the status of our changeover plan.

Status of the key elements of the changeover plan

Key Element	Status
Accounting Policies Select the accounting policies

Accounting policy decisions have been made with regards to those available under IFRS and in relation to certain choices available in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards.

In addition to describing the effect of the IFRS 1 exemptions we have applied, the identification, implication and quantification of the significant differences between our accounting policies, as applicable under Canadian GAAP, and accounting policies applied under IFRS are described further.

Information technology (IT) and data systems Determine the changes necessary to information technology and data systems, including how to accumulate the data necessary for the fiscal 2011 comparatives

The impact to our IT system as a result of implementing IFRS is mainly related to changes in measurement and additional disclosure for property, plant and equipment and intangible assets required by IFRS. Other IT system changes are considered minor. IT system changes have been addressed.

We are ensuring that IFRS is integrated in the implementation of our new ERP system.

Internal control over financial reporting Revise existing internal control processes and procedures to address significant changes to the existing accounting policies and practices

Revision of the existing internal control processes and procedures to address significant changes to existing accounting policies and practices has been completed based on the current standards. We have addressed any issues to our internal controls processes that arose as a result of implementing IFRS. We have implemented internal controls for our one‑time changeover adjustments and our comparative year process.

Disclosure controls and procedures Assess the disclosure controls and procedures design and effectiveness implications

We have assessed the disclosure controls and procedures design as a result of implementing IFRS.

We have developed reporting tools which enable us to gather all data required for financial statement disclosures required by IFRS.

Financial reporting expertise Engage subject matter experts to assist in the transition Provide the appropriate training to affected employees

We have a dedicated project team that has the appropriate level of IFRS knowledge.

A formal company-wide training has been delivered to all key finance people globally. As well, training has been provided to various business groups within CAE.

We have provided quarterly updates as to the status of the transition and the preliminary IFRS opening balance sheet and available comparative quarterly impacts to our Audit Committee.

Business activities How the changes affect other stakeholders	We have identified the different business groups that are affected by the transition to IFRS and have communicated the differences to them.
External stakeholders have received communication regarding our IFRS changeover plan through the interim and annual MD&As.
Budgets and strategic plans	Budgets and strategic plans are being prepared in accordance with IFRS for fiscal 2012.
Debt covenants	We have assessed the implications of IFRS to our debt covenants and do not expect any impact that would cause debt covenants to be breached.

CAE Year-End Financial Results 2011 | 53

Management’s Discussion and Analysis

First time adoption of IFRS

IFRS 1 First-Time Adoption of International Financial Reporting Standards requires that first-time annual adopters select accounting policies that are in compliance with each IFRS effective at the end of a company’s first IFRS reporting period, and apply those policies to all periods presented in their first IFRS financial statements. The general requirement of IFRS 1 is full retrospective application of all accounting standards; however, certain optional exceptions are available. We expect to apply the following exemptions:

-   Recognize specific training devices at their estimated fair value as their deemed cost upon transition;

-   Recognize all cumulative actuarial gains and losses of defined benefit plans deferred under previous Canadian GAAP in opening retained earnings at April 1, 2010;

-   Deem the cumulative foreign currency translation adjustment for foreign operations at April 1, 2010 to be zero, with the adjustment recorded against opening retained earnings;

-   Apply the requirement of IAS 23, Borrowing Costs, whereby interest must be capitalized to qualifying assets beginning only after April 1, 2010;

-   IFRS 3 (as amended in 2008), Business Combinations, will not be applied to business combinations that occurred before April 1, 2010. Consequently, as at April 1, 2010, the carrying amount of goodwill under IFRS would equal the carrying amount of goodwill under Canadian GAAP.

The transitional impact of applying these exemptions we expect to elect is described in the section Summary of significant accounting policy changes under IFRS.

Expected Adjustments to the Consolidated Statement of Financial Position on Adoption of IFRS

The following table reconciles the Canadian GAAP Consolidated Balance Sheet to the IFRS Consolidated Statement of Financial Position as at the date of transition of April 1, 2010, based on the expected preliminary impacts. The effects of significant topics have been isolated and these, along with other accounting policy changes, are explained in section Summary of significant accounting policy changes. Other topics are expected to affect our opening statement of financial position, however, to a lesser extent. The expected impact of these topics has been grouped in the column Income taxes and Other.

54 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

As mentioned previously, the accounting policy differences and impacts identified should not be considered complete or final as the information presented reflects our current assumptions, estimates and expectations, all of which are subject to change. Changes to IFRS, other regulations or economic conditions may impact the information below.

		Government Grants and Financial Instruments**	Property, Plant and Equipment*	Employee Benefits*	Borrowing Costs*	Leases	Revenue	Reclassifications*	Income Taxes and Other	IFRS
Unaudited As at April 1, 2010 (amounts in millions)

	Canadian GAAP

Assets
Current assets	$963.0	6.3	-	-	-	(9.5)	(1.0)	9.3	(1.9)	966.2
Property, plant and equipment	1,147.2	7.6	(84.9)	-	(23.5)	150.7	-	-	-	1,197.1
Intangible assets and goodwill	287.3	5.5	-	-	(1.7)	-	-	-	(0.7)	290.4
Deferred tax assets	82.9	-	-	-	2.2	-	-	(14.8)	(45.6)	24.7
Other assets	141.5	-	-	(29.6)	-	-	-	-	1.0	112.9
	$2,621.9	19.4	(84.9)	(29.6)	(23.0)	141.2	(1.0)	(5.5)	(47.2)	2,591.3
Liabilities
Current liabilities	$741.6	8.6	-	0.8	-	17.2	7.4	(6.6)	7.8	776.8
Provisions	-	-	-	-	-	-	-	2.6	5.6	8.2
Long-term debt	441.6	-	-	-	-	159.3	-	-	-	600.9
Royalty obligations	-	148.0	-	-	-	-	-	-	-	148.0
Employee benefits obligation	-	-	-	47.5	-	-	-	33.9	-	81.4
Deferred tax liabilities	82.4	(36.8)	(16.5)	(20.8)	-	(12.0)	(2.4)	1.1	18.2	13.2
Deferred gains and other
non-current liabilities	200.5	-	-	-	-	-	-	(54.5)	(1.6)	144.4
	$1,466.1	119.8	(16.5)	27.5	-	164.5	5.0	(23.5)	30.0	1,772.9
Shareholders' Equity
Equity attributable to equity
holders of the Company	$1,155.8	(100.4)	(68.4)	(57.1)	(23.0)	(23.3)	(6.0)	-	(77.2)	800.4
Non-controlling interest	$-	-	-	-	-	-	-	18.0	-	18.0
	$1,155.8	(100.4)	(68.4)	(57.1)	(23.0)	(23.3)	(6.0)	18.0	(77.2)	818.4
	$2,621.9	19.4	(84.9)	(29.6)	(23.0)	141.2	(1.0)	(5.5)	(47.2)	2,591.3

*Items include IFRS 1 adjustments that relate to these topics.
**The full titles of these topics are: Accounting for Government Grants and Disclosure of Government Assistance and Financial
Instruments: Presentation

Summary of significant accounting policy changes under IFRS

We have identified the following important topics and have compared our current accounting policies to those standards expected to apply in preparing our IFRS financial statements. As well, we have identified the expected impacts on the opening balance sheet from retroactive application of IFRS and from the IFRS 1 exemptions that are available. The topics selected are those that we believe are most pertinent to our business.

The accounting policy differences and impacts identified should not be considered complete or final as the information presented reflects our current assumptions, estimates and expectations, all of which are subject to change.

CAE Year-End Financial Results 2011 | 55

Management’s Discussion and Analysis

IAS 20 and IAS 32 - Accounting for Government Grants and Disclosure of Government Assistance and Financial Instruments: Presentation

Royalty Arrangements with the Government

Canadian GAAP accounting policy

With the exception of the government of Canada’s contributions for Project Falcon, other government contributions are recorded as a reduction of the related R&D program costs or as a reduction in the program’s capitalized expenditures.

A liability to repay the government contribution is recognized when conditions arise and the repayment thereof is reflected in the consolidated earnings statement when royalties become due.

We recognize contributions for Project Falcon as an interest-bearing long-term obligation. The difference between the face value of the long-term obligation and the discounted value of the long-term obligation is accounted for as a government contribution and is recognized as a reduction of costs or as a reduction of capitalized expenditures.

IFRS accounting policy

Repayable government assistance arrangements are expected to be recognized as royalty obligations. The obligation to repay royalties would be recorded when the contribution is received and would be estimated based on future projections. Subsequent re-measurement of these obligations would be recognized in the consolidated income statement.

Opening balance sheet impact

As a result of applying the new expected policy, a royalty obligation, recorded at a discounted value and accreted over time, is expected to be recorded on the balance sheet in the amount of $156.6 million (including the current portion), with an offsetting decrease in equity of $100.4 million, net of a deferred tax impact of $36.8 million, and an increase in assets of $19.4 million to retroactively affect government assistance that were recorded as a reduction of costs and a reduction of capital expenditures, respectively, in accordance with Canadian GAAP.

Accounting impact on our continuing operations

As a result of this change in accounting treatment, interest expense is expected to increase as a result of accretion of the long-term obligation, while royalty expense would decrease in future years. The royalty obligation will be re-measured on an annual basis. Volatility of the royalty obligation and of income could arise if the future projections used to measure the obligation change significantly.

IAS 16 - Property, Plant and Equipment (PP&E)

IFRS 1 Exemption – Fair Value as Deemed Cost

Exemption applied	A company may elect to use fair value as deemed cost on the date of transition for any items of property, plant and equipment.
Opening balance sheet impact	We expect to elect to use fair value as deemed cost for specific training devices, which we anticipate will result in a decrease in PP&E of $76.4 million.
Accounting impact on our continuing operations	Given the application of the expected exemption, depreciation expense will decrease as a result of lower deemed costs.

Componentization

Canadian GAAP accounting policy

The cost of an item of PP&E made up of significant separable component parts is allocated to the component parts when practicable and when an estimate can be made of the lives of the separate components.

IFRS accounting policy

Each part of an item of PP&E with a cost that is significant in relation to the total cost of the item, and which has a useful life which is different than the main asset, must be depreciated separately.

Opening balance sheet impact

We expect that certain buildings will be separated into components. The three components identified are: the roof, the heating and cooling system and the rest of the building. The impact of componentization is expected to result in a decrease in PP&E of $2.0 million on April 1, 2010.

Accounting impact on our continuing operations	We do not expect any significant modifications to the componentization of our major assets.

56 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

De-recognition

Canadian GAAP accounting policy

PP&E are recorded at cost less accumulated depreciation, net of any impairment charges. Subsequent costs are capitalized if they constitute an asset betterment or are expensed if they constitute a repair or maintenance.

IFRS accounting policy

Upon replacement of a component, a loss on disposal will be recognized to income when the carrying value of a replaced item is de-recognized, unless the item is transferred to inventory. If it is not practical to determine such carrying value, the cost and accumulated depreciation will be calculated by reference to the cost of the replacement part.

Opening balance sheet impact	We expect that the impact of retroactively considering past de-recognitions will result in a decrease in PP&E of $6.5 million on April 1, 2010.
Accounting impact on our continuing operations	Volatility in our income could arise as a result of this change.

IAS 19 - Employee Benefits

IFRS 1 Exemption and Accounting Impact on our Continuing Operations - Actuarial Gains and Losses

Canadian GAAP accounting policy

The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is not immediately recognized in earnings, but is amortized over the remaining service period of active employees (corridor approach). Unrecognized actuarial gains and losses below the corridor are deferred.

IFRS 1 exemption applied and IFRS accounting policy

IFRS 1 allows a company to elect to recognize all cumulative actuarial gains and losses of defined benefit plans deferred under previous Canadian GAAP in opening retained earnings.

Subsequently, we expect that actuarial gains and losses for our defined benefit plans will be recognized in the period in which they occur on the balance sheet and in other comprehensive income.

Opening balance sheet impact

We expect to apply the IFRS 1 election. We expect that the effect of recognizing all cumulative actuarial gains and losses on April 1, 2010 would result in a decrease in our other assets of $29.6 million and an additional recognition of our employee benefit obligations in the amount of $25.7 million.

Accounting impact on our continuing operations

We expect that all actuarial gains and losses incurred in the period will be fully recognized on the balance sheet. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets will no longer be amortized into income. Rather, recognized actuarial gains (losses) will be presented in Other comprehensive income.

Actuarial Valuations

Canadian GAAP accounting policy	It is possible to value pension assets and obligations up to three months prior to year-end.
IFRS accounting policy	Pension assets and obligations are required to be valued as at the statement of financial position date.
Opening balance sheet impact	We expect that the effect of the change in measurement date will result in an increase in the Employee benefits obligation of $17.0 million.
Accounting impact on our continuing operations	Actuarial valuations will be performed as at the statement of financial position date.

CAE Year-End Financial Results 2011 | 57

Management’s Discussion and Analysis

Past Service Costs

Canadian GAAP accounting policy	Past service costs are amortized on a straight-line basis over the average remaining service period of active employees expected to receive benefits under the plan up to the full eligibility date.
IFRS accounting policy

Past service costs are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested following the introduction of, or changes to, a defined benefit plan, past service costs are recognized immediately.

Opening balance sheet impact	We expect that the effect of recognizing benefits that have already vested will result in an increase in the Employee benefits obligation of $4.8 million.
Accounting impact on our continuing operations	Vested past service costs will be recognized immediately in income and on the statement of financial position as they arise.

IAS 23 - Borrowing Costs

IFRS 1 Exemption – Borrowing Costs

Exemption applied	A company may elect to apply the requirement of IAS 23, Borrowing Costs, whereby interest must be capitalized to qualifying assets beginning only on April 1, 2010.
Opening balance sheet impact

We expect to apply this election. As a consequence, unamortized capitalized interest prior to April 1, 2010 will be eliminated as an adjustment to retained earnings and would result in a decrease in PP&E and intangible assets of $23.5 million and $1.7 million respectively.

Accounting impact on our continuing operations	Given the reduction of PP&E and intangible assets values, depreciation and amortization will be lower in future years in accordance with IFRS.

IAS 17 - Leases

Classification

Canadian GAAP accounting policy

Under Canadian GAAP, a lease is classified as either a capital (finance) lease or as an operating lease. Lease classification is dependent on whether substantially all of the benefits and risks of ownership of a leased asset are transferred to the lessee and the assessment is made at the inception of the lease. Quantitative thresholds are given as determining classification thresholds.

IFRS accounting policy

Lease classification under IFRS is also dependent on whether substantially all of the benefits and risks of ownership of a leased asset are transferred to the lessee at the inception of the lease. No quantitative thresholds are offered, and there are additional qualitative indicators provided.

Opening balance sheet impact

We expect that material lease arrangements, previously classified as operating leases, to be recognized on balance sheet as finance leases. These include certain FFSs installed in our global network of training centres and specific buildings.

We expect that the impact of reclassifying these leases will result in an increase in PP&E of $150.7 million and a corresponding increase to long-term debt, including the current portion, of $176.5 million on April 1, 2010.

Accounting impact on our continuing operations

The reclassification of operating leases to finance leases will result in the recognition of depreciation on the reclassified asset, interest expense and the repayment of debt instead of the recognition of rent expense.

58 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

IAS 18 - Revenue

Long-Term Service Arrangements

Canadian GAAP accounting policy

Generally, revenue from long-term maintenance contracts is recognized in earnings on a straight-line method over the contract period, or in situations when it is clear that costs will be incurred on other than a straight-line basis, based on historical evidence, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract (the percentage-of-completion or POC method).

IFRS accounting policy

The notion that historical evidence is needed to recognize revenue under the POC method of accounting is not necessary. As a result, for service contracts where POC accounting more appropriately estimates the outcome of the contract, revenue recognition using the straight-line method is not appropriate.

Opening balance sheet impact	The effect of retroactively applying the POC method for certain limited arrangements is expected to have a negative effect on retained earnings of $6.0 million.
Accounting impact on our continuing operations	Recognizing the gains and losses immediately may result in volatility in income.

Income Taxes and Other

IFRS 3 - Business Combinations

Acquisition Costs

Canadian GAAP accounting policy

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Under Canadian GAAP, direct costs of a business acquisition are capitalized as part of the purchase price allocation while indirect costs are expensed.

IFRS accounting policy

The acquirer shall account for all acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received, with one exception for the costs to issue debt or equity securities.

Opening balance sheet impact	No impact given the IFRS 1 election to apply IFRS 3 to business combinations that occurred on or after April 1, 2010.

Unrecognized Deferred Tax Assets

IFRS accounting policy

Certain transitional adjustments have resulted in the computation of additional deferred tax assets but given that IFRS imposes restrictions on the full recognition of future taxes by requiring that they be recognized only to the extent that their realization is probable, certain future tax assets have not been recognized as some benefits are expected to materialize in periods subsequent to the period meeting the probability of recovery test required to support such assets.

Opening balance sheet impact	Future tax assets are recognized only to the extent that their realization is probable.

CAE Year-End Financial Results 2011 | 59

Management’s Discussion and Analysis

Expected Preliminary Adjustments to the First Nine Months of Fiscal 2011

The following table reconciles the Canadian GAAP Consolidated Statement of Earnings to the IFRS Income Statement (Statement of Earnings) for the first nine months of fiscal 2011, based on the expected preliminary impacts. These expected preliminary impacts have been isolated and these, along with accounting policy changes, are explained in section Summary of significant accounting policy changes under IFRS above.

As mentioned above, the accounting policy differences and impacts identified should not be considered complete or final as the information presented reflects our current assumptions, estimates and expectations, all of which are subject to change. Changes in IFRS, other regulations or economic conditions may also impact the information below.

Unaudited (amounts in millions except per share amounts)	First nine months of fiscal 2011	Basic and diluted net EPS
Net earnings under Canadian GAAP	$120.1	0.47

IFRS adjustments:
Government grants and Financial instruments	(4.4)
Property, plant & equipment	4.0
Employee benefits	0.9
Borrowing costs	(1.9)
Leases	(0.6)
Revenue	0.2
Income taxes and other	(3.4)
Net income under IFRS	$114.9	0.45

IFRS Work Plan

The International Accounting Standards Board (IASB) has established an IFRS work plan that could lead to changes in specific current standards following our year of transition. Of these possible changes, the following subjects, amongst others, could potentially significantly affect the accounting for our operations:

-     Revenue - An exposure draft (ED) has been published as a result of a joint project of the U.S. Financial Accounting Standards Board (FASB) and the IASB. The ED would replace the existing standards on revenue recognition. The ED proposes the use of one approach for all contracts with customers by which an entity recognizes revenue when it has transferred the promised good or service to the customer. The ED provides some guidance for situations where the promised goods or services are transferred to a customer continuously, such as our long-term contracts. The final standard is expected in the first half of calendar 2011. The effective date is anticipated to be applicable to our fiscal 2015. Additional guidance regarding the notion of control is necessary before concluding on the possible implications of the ED;

-     Leases - An exposure draft has been published as a result of a joint project of the FASB and the IASB that would replace the existing standard on leases. One of the key proposals in the draft is to develop a new single approach to lease accounting that would ensure that all assets and liabilities arising under lease contracts are recognized on the balance sheet. However, there is a current proposal that would provide relief for leases less than 12 months. The final standard is expected in the first half of calendar 2011;

-     Joint Ventures - In May 2011, the IASB issued the new standard IFRS 11, Joint arrangements, which eliminates the choice of proportionate consolidation for jointly controlled entities and makes equity accounting mandatory for participants in joint ventures. The new standard will be applicable for our fiscal 2014 but earlier application is permitted.

10.3   Critical accounting estimates

Because we prepare our consolidated financial statements in accordance with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses for the period reported. We regularly review the estimates as they relate to the following areas, among others:

-    Revenue recognition;

-    Income taxes and investment tax credits;

-    Impairment of goodwill and long-lived assets;

-    Business combinations;

-    Research and development (R&D) costs;

-    Employee future benefits;

-    Fair value of financial instruments.

Management makes these estimates based on its best knowledge of current events and actions that we may undertake in the future. Actual results could differ from those estimates; we report changes to our estimates in the period in which they are identified.

60 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

Our critical accounting policies are those that we believe are the most important in determining our financial condition and results and require significant subjective judgment by management. We consider an accounting estimate to be critical if it requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could have reasonably been used or if there are likely to be changes, from period to period, in the estimate that would have a material effect on our financial condition or results of operations.

See the Notes to the consolidated financial statements for a summary of our significant accounting policies, including the accounting policies discussed below.

Revenue recognition

Long-term contracts

Revenue from long-term contracts for the design, engineering and manufacturing of flight simulators is recognized using the percentage-of-completion method when there is persuasive evidence of an arrangement, when the fee is fixed or determinable and when collection is reasonably certain.

Under this method, revenue is recorded as related costs are incurred, on the basis of the percentage of actual costs incurred to date, to the estimated total costs to complete the contract. Recognized revenues and margins are subject to revisions as the contract progresses to completion. Management conducts monthly reviews of its estimated costs to complete, percentage-of-completion estimates and revenues and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and earnings estimates is reflected in the period in which the need for a revision becomes known. Provisions for estimated contract losses are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. Warranty provisions are recorded when revenue is recognized based on past experience. Post-delivery customer support is billed separately, and revenue is recognized over the support period.

Product maintenance

Revenue from maintenance contracts is generally recognized in earnings on a straight-line method over the contract period. In situations when it is clear that costs will be incurred on other than a straight-line basis, based on historical evidence, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract.

Spare parts

Revenue from the sale of spare parts is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

Software arrangements

Revenue from software licensing arrangements that do not require significant production, modification, or customization of software, is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured. Revenue from fixed-price software arrangements and software customization contracts that require significant production, modification, or customization of software are recognized using the percentage-of-completion method.

Training and consulting services

Revenue from training and consulting services is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, recovery is reasonably certain and as the services are rendered.

For flight schools, cadet training courses are offered mainly by way of ground school and live aircraft flight. During the ground school phase, revenue is recognized in earnings on a straight-line basis, while during the live aircraft flight phase, revenue is recognized based on actual flown hours.

Multiple-element arrangements

We sometimes enter into multiple-element revenue arrangements, which may include a combination of the design, engineering and manufacturing of flight simulators, as well as the provision of spare parts and maintenance. A multiple-element arrangement is separated into more than one unit of accounting, and applicable revenue recognition criteria are considered separately for the different units of accounting if all of the following criteria are met:

(i)    The delivered item has value to the customer on a stand-alone basis;

(ii)   There is objective and reliable evidence of the fair value of the undelivered item (or items);

(iii)  If the arrangement includes a general right of return related to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

The allocation of the revenue from a multiple deliverable agreement is based on fair value of an undelivered item as evidenced by the price of the item that we regularly charge on an individual basis. We enter into stand-alone transactions on a regular basis in regards to the sale of spare parts and maintenance arrangements; therefore the price charged when the elements are sold separately is readily available. The process for determining fair value of undelivered items, with respect to the design, engineering and manufacturing of flight simulators, entails evaluating each transaction and taking into account the unique features of each deal.

Sales incentives

We may provide sales incentive in the form of credits, free products and services, and minimum residual value guarantees. Generally, credits and free products and services are recorded at their estimated fair value as a reduction of revenues or included in the cost of sales respectively. Sales with minimum residual value guarantees are recognized in accordance with the accounting criteria related to leases.

CAE Year-End Financial Results 2011 | 61

Management’s Discussion and Analysis

Non-monetary transactions

We may also enter into sales arrangements where little or no monetary consideration is involved. The non-monetary transactions are measured at the more reliably measure of the fair value of the asset given up and the fair value of the asset received.

Income taxes and investment tax credits

We use the tax liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying value and the tax bases of assets and liabilities.

This method also requires the recognition of future tax benefits, such as for net operating loss carryforwards, to the extent that the realization of such benefits is more likely than not. A valuation allowance is recognized to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will not be realized.

Future tax assets and liabilities are measured by applying enacted or substantively enacted rates and laws at the date of the consolidated financial statements for the years in which the temporary differences are expected to reverse.

We do not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

Investment tax credits (ITCs) arising from R&D activities are deducted from the related costs and are accordingly included in the determination of net earnings when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of property, plant and equipment and deferred development costs are deducted from the cost of those assets with amortization calculated on the net amount.

We are subject to examination by taxation authorities in various jurisdictions. The determination of tax liabilities and ITCs recoverable involve certain uncertainties in the interpretation of complex tax regulations. Therefore, we provide for potential tax liabilities and ITCs recoverable based on management’s best estimates. Differences between the estimates and the actual amounts of taxes and ITCs are recorded in net earnings at the time they can be determined.

Impairment of goodwill and long-lived assets

Goodwill

Goodwill represents the excess of the cost of acquired businesses over the net of the amounts assigned to identifiable assets acquired and liabilities assumed. Potential additional contingent consideration is recorded as goodwill when certain conditions are met. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate a potential impairment in value.

The impairment test consists of a comparison of the fair value of our reporting units with their carrying amount. When the carrying amount of the reporting unit exceeds its fair value, we compare, in a second phase, the fair value of goodwill related to the reporting unit to its carrying value and recognizes an impairment loss equal to the excess. The fair value of a reporting unit is calculated based on one or more fair value measures, including present value techniques of estimated future cash flows and estimated amounts at which the unit, as a whole, could be purchased or sold in a current transaction between willing unrelated parties. If the carrying amount of the reporting unit exceeds its fair value, the second phase requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of that reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss equal to the excess is recorded in consolidated net earnings.

We perform the annual review of goodwill as at December 31 of each year. We did not determine that a charge was required following the review as at December 31, 2008, December 31, 2009 and December 31, 2010.

Long-lived assets

Long-lived assets or asset groups are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as measured by comparing their carrying amounts to the estimated undiscounted future cash flows generated by their use and eventual disposal. Impairment, if any, is measured as the excess of the carrying amount of the asset or asset group over its fair value.

Business combinations

We account for our business combinations under the purchase method of accounting, which requires that the total cost of an acquisition be allocated to the underlying net assets based on their respective estimated fair values. Part of this allocation process requires us to identify and attribute values and estimated lives to the assets acquired. This involves considerable judgment and often involves the use of significant estimates and assumptions, including those relating to future cash flows, discount rates and asset lives. Determining these values and estimates subsequently affects the amount of amortization expense to be recognized in future periods over the assets’ estimated useful lives.

Research and development (R&D) costs

Research costs are charged to consolidated earnings in the period in which they are incurred. Development costs are also charged to earnings in the period incurred unless they meet all the specific deferral criteria. Government contributions arising from research and development activities are deducted from the related costs or capital expenditures. Amortization of deferred development costs commences with the commercial production of the product.

62 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

Employee future benefits

We maintain defined benefit pension plans that provide benefits based on length of service and final average earnings. The service costs and the pension obligations are actuarially determined using the projected benefit method prorated on employee service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, the relevant assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. Past service costs, arising from plan amendments, are deferred and amortized on a straight-line basis over the average remaining service lives of active employees at the date of amendment.

When a curtailment arises, any unamortized past service costs associated with the reduction of future services is recognized immediately. Also, the increase or decrease in benefit obligations is recognized as a loss or gain, net of unrecognized actuarial gains or losses. Finally, when an event gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Fair value of financial instruments

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. The fair value of a financial instrument is determined by reference to the available market information at the balance sheet date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, we primarily use external, readily observable market data inputs, when available. Assumptions or inputs that are not based on observable market data incorporate our best estimates of market participant assumptions, and are used when external data is not available. Counterparty credit risk and our own credit risk have been taken into account when estimating the fair value of all financial assets and financial liabilities, including derivatives.

The following assumptions and valuation methodologies have been used to estimate the fair value of financial instruments:

-     The fair value of cash and cash equivalents, restricted cash, accounts receivable, contracts in progress, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

-     The fair value of capital leases are estimated using the discounted cash flow method;

-     The fair value of long-term debt, the long-term obligation and long-term receivables (including advances) are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

-     The fair value derivative instruments (including forward contracts, swap agreements and embedded derivatives with economic characteristics and risks that are not clearly and closely related to those of the host contract) are determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate, adjusted for CAE’s and the counterparty’s credit risk. Assumptions are based on market conditions prevailing at each balance sheet date. Derivative instruments reflect the estimated amounts that we would receive or pay to settle the contracts at the balance sheet date;

-     The fair value of available-for-sale investments which do not have readily available market value is estimated using a discounted cash flow model, which includes some assumptions that are not supportable by observable market prices or rates.

11.  CONTROLS AND PROCEDURES

The internal auditor reports regularly to management on any weaknesses it finds in our internal controls and these reports are reviewed by the Audit Committee.

In accordance with National Instrument 52-109 issued by the Canadian Securities Administrators (CSA), certificates signed by the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) have been filed. These filings certify the appropriateness of our disclosure controls and procedures and the design and effectiveness of the internal controls over financial reporting.

11.1  Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to our President and CEO and CFO and other members of management, so we can make timely decisions about required disclosure.

CAE Year-End Financial Results 2011 | 63

Management’s Discussion and Analysis

Under the supervision of the President and CEO and the CFO, management evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under U.S. Securities Exchange Act of 1934, as of March 31, 2011. The President and CEO and the CFO concluded from the evaluation that the design and operation of our disclosure controls and procedures were effective as at March 31, 2011, and ensure that information is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.

64 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

11.2  Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of financial statements for external purposes in accordance with GAAP. Management evaluated the design and operation of our internal controls over financial reporting as of March 31, 2011, based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and has concluded that our internal control over financial reporting is effective. Management did not identify any material weaknesses.

There were no changes in our internal controls over financial reporting that occurred during fiscal year 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

12.  OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS

The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board of Directors for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.

13.  ADDITIONAL INFORMATION

You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

CAE Year-End Financial Results 2011 | 65

Management’s Discussion and Analysis

14. SELECTED FINANCIAL INFORMATION

Selected quarterly information

(unaudited)									Total
(amounts in millions, except per share amounts and exchange rates)	Q1		Q2		Q3		Q4
Fiscal 2011
Revenue	$366.7		386.6		411.3		464.4		1,629.0
Earnings from continuing operations	$39.4		40.0		40.7		49.7		169.8
Basic earnings per share from continuing operations	$0.15		0.16		0.16		0.19		0.66
Diluted earnings per share from continuing operations	$0.15		0.16		0.16		0.19		0.66
Net earnings	$39.4		40.0		40.7		49.7		169.8
Basic earnings per share	$0.15		0.16		0.16		0.19		0.66
Diluted earnings per share	$0.15		0.16		0.16		0.19		0.66
Average number of shares outstanding (basic)	256.5		256.6		256.8		256.9		256.7
Average number of shares outstanding (diluted)	256.6		256.9		257.5		258.0		257.3
Average exchange rate, U.S. dollar to Canadian dollar	$1.03		1.04		1.01		0.99		1.02
Average exchange rate, Euro to Canadian dollar	$1.31		1.34		1.38		1.35		1.34
Average exchange rate, British pound to Canadian dollar	$1.53		1.61		1.60		1.58		1.58
Fiscal 2010									Total
Revenue	$383.0		364.5		382.9		395.9		1,526.3
Earnings from continuing operations	$27.2		39.1		37.7		40.5		144.5
Basic earnings per share from continuing operations	$0.11		0.15		0.15		0.16		0.56
Diluted earnings per share from continuing operations	$0.11		0.15		0.15		0.16		0.56
Net earnings	$27.2		39.1		37.7		40.5		144.5
Basic earnings per share	$0.11		0.15		0.15		0.16		0.56
Diluted earnings per share	$0.11		0.15		0.15		0.16		0.56
Average number of shares outstanding (basic)	255.4		255.6		255.9		256.4		255.8
Average number of shares outstanding (diluted)	255.4	(1)	255.6	(1)	255.9	(1)	256.4	(1)	255.8	(1)
Average exchange rate, U.S. dollar to Canadian dollar	$1.17		1.10		1.06		1.04		1.09
Average exchange rate, Euro to Canadian dollar	$1.59		1.57		1.56		1.44		1.54
Average exchange rate, British pound to Canadian dollar	$1.81		1.80		1.73		1.63		1.74
Fiscal 2009									Total
Revenue	$392.1		406.7		424.6		438.8		1,662.2
Earnings from continuing operations	$48.2		49.2		52.1		52.7		202.2
Basic earnings per share from continuing operations	$0.19		0.19		0.20		0.21		0.79
Diluted earnings per share from continuing operations	$0.19		0.19		0.20		0.21		0.79
Net earnings	$47.3		49.0		52.1		52.7		201.1
Basic earnings per share	$0.19		0.19		0.20		0.21		0.79
Diluted earnings per share	$0.19		0.19		0.20		0.21		0.79
Average number of shares outstanding (basic)	254.3		254.9		254.9		254.9		254.8
Average number of shares outstanding (diluted)	255.1		255.4		254.9	(1)	254.9	(1)	255.0
Average exchange rate, U.S. dollar to Canadian dollar	$1.01		1.04		1.21		1.25		1.13
Average exchange rate, Euro to Canadian dollar	$1.58		1.56		1.60		1.62		1.59
Average exchange rate, British pound to Canadian dollar	$1.99		1.97		1.90		1.79		1.91
(1) For these periods, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

66 | CAE Year-End Financial Results 2011

Management’s Discussion and Analysis

Selected segment information (fourth quarter ending March 31)

(unaudited, amounts in millions,
except operating margins)	Simulation Products		Training & Services			Total
	2011	2010	2011	2010	2011	2010
Civil
Revenue	$75.9	$64.5	$132.1	$113.6	$208.0	$178.1
Segment operating income	8.0	8.9	20.6	21.0	28.6	29.9
Operating margins (%)	10.5	13.8	15.6	18.5	13.8	16.8
Military
Revenue	$179.4	$149.3	$77.0	$68.5	$256.4	$217.8
Segment operating income	30.9	25.8	9.9	9.2	40.8	35.0
Operating margins (%)	17.2	17.3	12.9	13.4	15.9	16.1
Total
Revenue	$255.3	$213.8	$209.1	$182.1	$464.4	$395.9
Segment operating income	38.9	34.7	30.5	30.2	69.4	64.9
Operating margins (%)	15.2	16.2	14.6	16.6	14.9	16.4
				Other	$1.0	$(1.9)
				EBIT	$70.4	$63.0

Selected segment information (annual)

(unaudited, amounts in millions,
except operating margins)		Simulation Products			Training & Services				Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Civil
Revenue	$271.9	$284.1	$477.5	$492.0	$433.5	$460.5	$763.9	$717.6	$938.0
Segment operating income	30.3	49.4	92.1	80.4	75.1	87.0	110.7	124.5	179.1
Operating margins (%)	11.1	17.4	19.3	16.3	17.3	18.9	14.5	17.3	19.1
Military
Revenue	$586.1	$545.6	$483.5	$279.0	$263.1	$240.7	$865.1	$808.7	$724.2
Segment operating income	101.9	95.7	87.7	45.7	43.9	39.0	147.6	139.6	126.7
Operating margins (%)	17.4	17.5	18.1	16.4	16.7	16.2	17.1	17.3	17.5
Total
Revenue	$858.0	$829.7	$961.0	$771.0	$696.6	$701.2	$1,629.0	$1,526.3	$1,662.2
Segment operating income	132.2	145.1	179.8	126.1	119.0	126.0	258.3	264.1	305.8
Operating margins (%)	15.4	17.5	18.7	16.4	17.1	18.0	15.9	17.3	18.4
						Other	$1.0	$(34.1)	$-
						EBIT	$259.3	$230.0	$305.8

CAE Year-End Financial Results 2011 | 67

Management’s Discussion and Analysis

Selected annual information for the past five years

(unaudited - amounts in millions, except per share amounts)	2011	2010	2009	2008	2007
Revenue	$1,629.0	$1,526.3	$1,662.2	$1,423.6	$1,250.7
Earnings from continuing operations	169.8	144.5	202.2	163.4	126.5
Net earnings	169.8	144.5	201.1	151.3	124.8
Average exchange rate, U.S. dollar to Canadian dollar	1.02	1.09	1.13	1.03	1.14
Average exchange rate, Euro to Canadian dollar	1.34	1.54	1.59	1.46	1.46
Average exchange rate, British pound to Canadian dollar	1.58	1.74	1.91	2.07	2.16
Financial position:
Total assets	$2,857.9	2,621.9	2,665.8	2,243.2	1,945.1
Total net debt	198.1	179.8	285.1	124.1	133.0
Per share:
Basic earnings from continuing operations	$0.66	0.56	0.79	0.64	0.50
Diluted earnings from continuing operations	0.66	0.56	0.79	0.64	0.50
Basic net earnings	0.66	0.56	0.79	0.60	0.50
Diluted net earnings	0.66	0.56	0.79	0.59	0.49
Basic dividends	0.15	0.12	0.12	0.04	0.04
Shareholders' equity	4.95	4.52	4.70	3.71	3.27

68 | CAE Year-End Financial Results 2011